UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM C-AR

UNDER THE SECURITIES ACT OF 1933

(Mark one.)

- ☐ Form C: Offering Statement
- ☐ Form C-U: Progress Update
- ☐ Form C/A: Amendment to Offering Statement
  - ☐ Check box if Amendment is material and investors must reconfirm within five business days.
- ✓ Form C-AR: Annual Report
- ☐ Form C-AR/A: Amendment to Annual Report
- ☐ Form C-TR: Termination of Reporting

Name of Issuer:
DeRosa Capital 11, LLC

Legal status of Issuer:

 Form:
 Limited Liability Company

 Jurisdiction of Incorporation/Organization:
 North Carolina

 Date of Organization:
 July 10, 2020

Physical Address of Issuer:
354 S. Broad St., Trenton, NJ 08608, United States

Website of Issuer:
https:/www.derosagroup.com

Current Number of Employees:
0

	Most recent fiscal year-end (December 31, 2020)	Prior fiscal year-end (Inception – July 2020)
Total Assets	$22,747,950	$0
Cash and Cash Equivalents	$3,202,547	$0
Accounts Receivable	$126,722	$0
Short-term Debt	$231,116	$0
Long-term Debt	$12,950,000	$0
Revenues/Sales	$558,616	$0
Cost of Goods Sold	$0	$0
Taxes Paid	$27,225	$0
Net Income (Loss)	($122,166)	$0

May 25, 2021

FORM C-AR

DeRosa Capital 11, LLC



This Form C-AR (including the cover page and all exhibits attached hereto, the "**Form C-AR**") is being furnished by DeRosa Capital 11, LLC ("**DeRosa Capital**", the "**Company**," "**we**," "**us**", or "**our**"), for the sole purpose of providing certain information about the Company as required by the U.S. Securities and Exchange Commission ("**SEC**").

This disclosure document contains forward-looking statements and information relating to, among other things, the Company, its business plan and strategy, and its industry. These forward-looking statements are based on the beliefs of, assumptions made by, and information currently available to the Company's management. When used in this disclosure document, the words "estimate", "project", "believe", "anticipate", "intend", "expect", and similar expressions are intended to identify forward-looking statements. These statements reflect management's current views with respect to future events and are subject to risks and uncertainties that could cause the Company's actions or results to differ materially from those contained in the forward-looking statements. Investors are cautioned not to place undue reliance on these forward-looking statements to reflect events or circumstances after such state or to reflect the occurrence of unanticipated events.

The date of this Form C-AR is May 25, 2021.

TABLE OF CONTENTS

ABOUT THIS FORM C-AR..i

CAUTIONARY NOTE CONCERNING FORWARD-LOOKING STATEMENTS i

SUMMARY 1

    The Company 1

    Management 1

RISK FACTORS 3

BUSINESS 15

    Property or Project Summary 15

    Plan of Operation...15

    Property History 16

    Property Manager 17

    Tenant 18

    Governmental/Regulatory Approval and Compliance...18

    Litigation 18

DIRECTORS, OFFICERS AND MANAGERS..19

    Biographical Information..20

    Justin Fraser..20

    Herve Francois...20

    Ben Risser...20

    Indemnification..20

    Employees 21

CAPITALIZATION, DEBT AND OWNERSHIP..22

    Capitalization...22

    Outstanding Debt...23

    Ownership...23

FINANCIAL INFORMATION...24

    Operations...24

    Cash and Cash Equivalents...24

    Capital Expenditures and Other Obligations 24

    Material Changes and Other Information 24

    Previous Offerings of Securities...25

TRANSACTIONS WITH RELATED PERSONS AND CONFLICTS OF INTEREST.......................................25

TAX MATTERS 29

ADDITIONAL INFORMATION...29

ABOUT THIS FORM C-AR

You should rely only on the information contained in this Form C-AR. We have not authorized anyone to provide any information or make any representations other than those contained in this Form C-AR. If anyone provides you with different or inconsistent information, you should not rely on it. The information contained in this Form C-AR and any documents incorporated by reference herein is accurate only as of the date of those respective documents, regardless of the time of delivery of this Form C-AR. Our business, financial condition, results of operations, and prospects may have changed since that date.

CAUTIONARY NOTE CONCERNING FORWARD-LOOKING STATEMENTS

This Form C-AR and any documents incorporated by reference herein contain forward-looking statements and are subject to risks and uncertainties. All statements other than statements of historical fact or relating to present facts or current conditions included in this Form C-AR are forward-looking statements. Forward-looking statements give our current reasonable expectations and projections regarding our financial condition, results of operations, plans, objectives, future performance and business. You can identify forward-looking statements by the fact that they do not relate strictly to historical or current facts. These statements may include words such as "anticipate," "estimate," "expect," "project," "plan," "intend," "believe," "may," "should," "can have," "likely" and other words and terms of similar meaning in connection with any discussion of the timing or nature of future operating or financial performance or other events.

The forward-looking statements contained in this Form C-AR and any documents incorporated by reference herein are based on reasonable assumptions we have made in light of our industry experience, perceptions of historical trends, current conditions, expected future developments and other factors we believe are appropriate under the circumstances. As you read and consider this Form C-AR, you should understand that these statements are not guarantees of performance or results. Although we believe that these forward-looking statements are based on reasonable assumptions, you should be aware that many factors could affect our actual operating and financial performance and cause our performance to differ materially from the performance anticipated in the forward-looking statements. Should one or more of these risks or uncertainties materialize, or should any of these assumptions prove incorrect or change, our actual operating and financial performance may vary in material respects from the performance projected in these forward-looking statements.

Any forward-looking statements made in this Form C-AR or any documents incorporated by reference herein is accurate only as of the date of those respective documents. Except as required by law, we undertake no obligation to publicly update any forward-looking statements for any reason after the date of this Form C-AR or to conform these statements to actual results or to changes in our expectations.

SUMMARY

The following summary highlights information contained elsewhere or incorporated by reference in this Form C-AR. This summary may not contain all of the information that may be important to you. You should read this entire Form C-AR carefully, including the matters discussed under the section titled "Risk Factors."

The Company

DeRosa Capital 11, LLC is a North Carolina Limited Liability Company formed on July 10, 2020.

The Company was formed for the purpose of investing in real property, namely the purchase, rehabilitation, management, refinance, and/or sale of a certain multi-family residential complex commonly referred to as The Residences at Diamond Ridge located at 730 Anson St., Winston Salem, NC 27103 (the "**Property**").

The Company is located at 354 South Broad Street, Trenton, NJ 08608, United States.

The Company's website is https://www.derosagroup.com/

Management

The Manager of the Company is DeRosa Capital 11 Management, LLC. The individuals who control the managing entity are listed in the Directors, Officers and Managers Section of this Form C-AR.

RISK FACTORS

We urge you to carefully consider the risks described inthis section and other factors set forth in this Form C-AR. In addition to the risks specified below, the Company is subjectto the same risks that all companies in its business, and all companies in the economy, are exposed to. These include risksrelating to economic downturns, political and economic events and technological developments (such as hacking andthe ability to prevent hacking). Additionally, early-stage companies are inherently riskier than more developed companies.

Risks Related to the Company's Business and Industry

Company Considerations.
Risks Associated with Expansion or Improvements: Any expansion of operations or improvements to assets the Company may undertake will entail risks, such actions may involve specific operational activities, which may negatively impact the profitability of the Company. Consequently, Unit holders must assume the risk that (i) such expansion or improvements may ultimately involve expenditures of funds beyond the resources available to the Company at that time, and (ii) management of such expanded operations may divert Management's attention and resources away from its existing operations, all of which factors may have a material adverse effect on the Company's present and prospective business activities.

Unanticipated Obstacles to Execution of the Business Plan.
The Company's business plans may change significantly. Many of the Company's potential business endeavors are capital intensive and may be subject to statutory or regulatory requirements. Management believes that the Company's chosen activities and strategies are achievable in light of current conditions with the skills, background, and knowledge of the Company's principals and advisors. Management reserves the right to make significant modifications to the Company's stated strategies depending on future events.

TIC Interests.
In the event that the Company accepts a Party to be a tenant-in-common (someone who has funds to buy an undivided interest in the real property with IRS §1031 funds) with the Company in connection with the Property, there are certain risks, including, but not limited to: the 1031 party may not want to comply with the Manager's directives; the TIC party may have a different date of sale in mind or prefer a different exit strategy. The Company's Manager will do their best to work cooperatively with the TIC parties (if any), there may exist a conflict between the TIC Party and the Manager. The IRS has not issued a private letter ruling in connection with any 1031 party participating. As such, each 1031 party takes the risk of the IRS disallowing the benefits sought by the 1031 party.

Labor and Power Supply.
Interrupted labor or power supply may cause suspension/closure of operation and damage to assets, which could adversely affect the Company.

Change in Economy.
Changes in the U.S. economy from time to time may have an adverse or favorable impact on the profitability of the Company. A protracted recession may also negatively impact the Company's profitability.

Unexpected Events (Local, National, or Global)
As 2020 has reinforced (with the advent of the Coronavirus), the reality of life is that unexpected events can occur, which may have a significant impact on the Property, the Company, the individual Manager(s), any of the Sponsors, or the Members of the Company. Such a similar event could occur in the future, which may impact everything.

Novel Coronavirus (Covid-19)
The novel coronavirus (Covid-19) pandemic has significantly affected the hospitality industry, and future such public health emergencies have the potential to materially and adversely impact economic production and activity in ways that are impossible to predict, all of which may result in significant losses to the Company. The widespread outbreak of another infectious or contagious disease in the United States, such as the H1N1 or Ebola viruses, or the re-emergence of the coronavirus (Covid-19), could reduce travel and adversely affect demand within the lodging industry. If demand for the Project decreases significantly or for a prolonged period of time as a result of an outbreak of an infectious or contagious disease, the Company's revenue would be adversely affected, which could have a material adverse effect on the Company. Currently, there is an ongoing outbreak of the novel coronavirus (Covid-19), which the World Health Organization formally declared in March 2020 to constitute a global "pandemic." This outbreak has caused a worldwide public health emergency, straining healthcare resources and resulting in extensive and growing numbers of infections, hospitalizations, and deaths. In an effort to contain the novel coronavirus (Covid-19), national,

regional and local governments, as well as private businesses and other organizations, have taken severely restrictive measures, including instituting local and regional quarantines, restricting travel (including closing certain international borders), prohibiting public activity (including "stay-at-home" and similar orders), and ordering the closure of large numbers of offices, businesses, schools, and other public venues. As a result, the novel coronavirus(Covid-19) has significantly diminished global economic production and activity of all kinds and has contributed to both volatility and a severe decline in all financial markets. Among other things, these unprecedented developments have resulted in material reductions in demand across most categories of consumers and businesses, dislocation (or insome cases a complete halt) in the credit and capital markets, labor force and operational disruptions, slowing or complete idling of certain supply chains and manufacturing activity, and strain and uncertainty for businesses and households, with a particularly acute impact on industries dependent on travel and public accessibility, such as transportation, hospitality, tourism, retail, sports and entertainment.

The ultimate impact of the novel coronavirus (Covid-19) — and the resulting precipitous decline in economic and commercial activity across several of the world's largest economies —on global economic conditions, and on the operations, financial condition and performance of any particular industry or business, is impossible to predict, although ongoing and potential additional materially adverse effects, including a further global or regional economic downturn (including a recession) of indeterminate duration and severity, are possible. The extent of the novel coronavirus (Covid-19)'s impact will depend on many factors, including the ultimate duration and scope of the public health emergency and the restrictive countermeasures being undertaken, as well as the effectiveness of other governmental, legislative and financial and monetary policy interventions designed to mitigate the crisis and address its negative externalities, all of which are evolving rapidly and may have unpredictable results. Even if and as the spread of the novel coronavirus (Covid-19) virus itself is substantially contained, it will be difficult to assess what the longer-term impacts of an extended period of unprecedented economic dislocation and disruption will be on future macro- and micro-economic developments, the health of certain industries and businesses, and commercial and consumer behavior and, at least in the short term, the hospitality industry appears to be severely impacted.

The ongoing novel coronavirus (Covid-19) crisis and any other public health emergency could have a significant adverse impact and result in significant losses to the Company. The extent of the impact on the Company's operational and financial performance will depend on many factors, all of which are highly uncertain and cannot be predicted, and this impact may include significant reductions in revenue and growth, unexpected operational losses and liabilities, impairments to credit quality and reductions in the availability of capital. These same factors may limit the ability of the Company to manage, finance and exit the Project (and other future investments) in the future, and governmental mitigation actions may constrain or alter existing financial, legal and regulatory frameworks in ways that are adverse to the investment strategy the Company intends to pursue, all of which could adversely affect the Company's ability to fulfill its investment objectives. In addition, the operations of the Company, the Manager and its affiliates may be significantly impacted, or even temporarily or permanently halted, as a result of government quarantine measures, restrictions on travel and movement, remote-working requirements and other factors related to a public health emergency, including its potential adverse impact on the health of any such entity's personnel. These measures may also hinder such entities' ability to conduct their affairs and activities as they normally would, including by impairing usual communication channels and methods, hampering the performance of administrative functions such as processing payments and invoices, and diminishing their ability to make accurate and timely projections of financial performance.

Our business may be adversely affected by increases in interest rates or banks refusing to lend money.
An increase in interest rates by the Federal Reserve, or banks withholding loans, could adversely affect theaffordability and attractiveness of financing for the project. Our cost of borrowing would also increase as a result of interest rate increases, which could, in turn, adversely affect our results of operations.

We may face intense competition from other multifamily and single family residential developers.
Competition among real estate developers may result in increased costs for the acquisition of land for development, increased costs for raw materials, shortages of skilled contractors, oversupply of properties, decrease in rental rates, and increases in administrative costs for hiring or retaining qualified personnel, any of which may adversely affect our business and financial position. If we cannot respond to changes in market conditions as swiftly and effectively as our competitors, our business and financial position will be adversely affected. If a well-financed competitor develops a competing property near our proposed location it could materially affect our occupancy rates.

Dependence on Vendors and Service Providers May Affect the Ability of the Company to Conduct Business.
The Company depends upon a number of vendors and service providers for components. There is an inherent risk that certain elements of the Company's operations will be unavailable. The Company has only limited control over any third-party vendors and service providers as to quality controls, timeliness of deliveries and various other factors. Should the availability of certain elements be compromised, it could force the Company to develop alternatives, or

employ additional third-party vendors or service providers, which could add to operational costs, and compromise operations, thus could materially adversely affecting business, results from operations and financial condition.

Investment Considerations Regulations.
The Company is subject to various federal and state laws, rules and regulations governing, among other things, the licensing of, and procedures that must be followed by, and disclosures that must be made to investors purchasing securities. Failure to comply with these laws may result in civil and criminal liability and may, in some cases, give investors right to rescind their investment transactions and to demand the return of funds paid to the company. If a number of Unit holders were to obtain rescission, the Company would face significant financial demands, which could adversely affect the Company as a whole, as well as any non-rescinding Unit holders. Because the Company's business is highly regulated, the laws, rules and regulations applicable to the Company are subject to subsequent modification and change. The Company believes it is in full compliance with any and all applicable laws, rules and regulations.

General Economic Conditions.
The financial success of the Company may be sensitive to adverse changes in general economic conditions in the United States, or globally, such as a recession, inflation, unemployment, and interest rates. Such changing conditions could reduce demand and the return on investment.

Risks of Borrowing.
If the Company incurs indebtedness, a portion of its cash flow will have to be dedicated to the payment of principal and interest on such. Typical loan agreements also might contain restrictive covenants, which may impair the Company's operating flexibility. Such loan agreements would also provide for default under certain circumstances, such as failure to meet certain financial covenants. A default under a loan agreement could result in the loan becoming immediately due and payable and, if unpaid, a judgment in favor of such lender which would be senior to the rights of members of the Company. A judgment creditor would have the right to foreclose on the Property resulting in a material adverse effect on the Company's business, operating results, or financial condition.

The Company is effectively controlled by the manager.
DEROSA CAPITAL 11 MANAGEMENT, LLC will control DEROSA CAPITAL 11, LLC with limited exceptions as set forth in the Company Agreement. All the sponsors of this Offering will own and control the Manager. The Company's business will be significantly dependent on the Company's management team. The Company's success will be particularly dependent upon the Managers and its principals. The loss of the Managers or any of its principals could have a material adverse effect on the Company.

Protection of Intellectual Property.
In certain cases, the Company may rely on trade secrets to protect intellectual property, proprietary rights, and processes, which the Company has acquired, developed, or may develop the future. There can be no assurances that secrecy obligations will be honored or that others will not independently develop similar or superior products. The protection of intellectual property and/or proprietary rights through claims of trade secret status has been the subject of increasing claims and litigation by various companies both in order to protect proprietary rights as well as for competitive reasons even where proprietary claims are unsubstantiated. The prosecution of proprietary claims or the defense of such claims is costly and uncertain given the uncertainty and rapid development of the principles of law pertaining to this area. The company, in common with other firms, may also be subject to claims by other parties with regard to the use of intellectual property, technology information, and data, which may be deemed proprietary by others.

Projections / Forward Looking Information.
Management has prepared projections regarding DeRosa Capital 11, LLC's anticipated financial performance. The Company's projections are hypothetical and a best estimate.

We are a newly formed entity with a limited operating history, which makes our future performance difficult to predict.
We are a newly formed entity and have limited operating history. In making an investment decision, you should consider the risks, uncertainties and difficulties frequently encountered by newly formed companies with similar objectives. We have minimal operating capital and for the foreseeable future will be dependent upon our ability to finance our operations from the sale of equity or other financing alternatives. The failure to successfully raise operating capital, could result in our bankruptcy or other event which would have a material adverse effect on our business. There can be no assurance that we will achieve our investment objectives

Our Manager has a limited operating history upon which you can evaluate their performance, and accordingly, our prospects must be considered in light of the risks that any new company encounters.

Our Manager has a limited operating history and is just beginning to implement its business plan. There can be no assurance that we will ever operate profitably. Our manager may not be successful in attaining the objectives necessary for it to overcome the risks and uncertainties that any new company encounters.

The amount of capital the Company has raised may not be enough to sustain the Company's current business plan.

Management of DeRosa Capital 11, LLC currently anticipates that its raised capital will be sufficient to meet its development, design evolution and other working capital requirements through the first stages of its business development plan. Future capital may be required to manage operations where logistical hurdles will need to be overcome. The Company may need to raise additional funds to sustain its operational activities, particularly if there is a major shift in marketplace. Adequate funds may not be available on terms favorable to the Company, if at all, to deal with such issues. If we are not able to raise sufficient capital in the future, we may not be able to execute our business plan, our continued operations will be in jeopardy and we may be forced to cease operations and sell or otherwise transfer all or substantially all of our remaining assets.

We may face potential difficulties in obtaining capital.

We may have difficulty raising needed capital in the future as a result of, among other factors, our lack of revenues from sales, as well as the inherent business risks associated with our Company and present and future market conditions. We will require additional funds to execute our business strategy and conduct our operations. If adequate funds are unavailable, we may be required to delay, reduce the scope of or eliminate one or more of our research, development or commercialization programs, product launches or marketing efforts, any of which may materially harm our business, financial condition and results of operations.

The Company's success depends on the experience and skill of our Management Team, executive officers and key employees.

In particular, we are dependent on the members of the Management Team. The individuals who control the managing entity are listed in the Directors, Officers and Managers Section of this Form C-AR. We intend to enter into management agreements with Carlisle Residential Properties, however there can be no assurance that it will do so or that they will continue to be employed by the Company for a particular period of time. The loss of Carlisle Residential Properties, our Manager, or any executive officer could harm the Company's business, financial condition, cash flow and results of operations.

Although dependent on certain key personnel, the Company does not have any key person life insurance policies on any such people.

We are dependent on certain key personnel in order to conduct our operations and execute our business plan, however, the Company has not purchased any insurance policies with respect to those individuals in the event of their death or disability. Therefore, if any of these personnel die or become disabled, the Company will not receive any compensation to assist with such person's absence. The loss of such person could negatively affect the Company and our operations. We have no way to guarantee key personnel will stay with the Company, as many states do not enforce non-competition agreements, and therefore acquiring key man insurance will not ameliorate all of the risk of relying on key personnel.

Damage to our reputation could negatively impact our business, financial condition and results of operations.

Our reputation and the quality of our brand are critical to our business and success in existing markets, and will be critical to our success as we enter new markets. Any incident that erodes consumer loyalty for our brand could significantly reduce its value and damage our business. We may be adversely affected by any negative publicity, regardless of its accuracy. Also, there has been a marked increase in the use of social media platforms and similar devices, including blogs, social media websites and other forms of internet-based communications that provide individuals with access to a broad audience of consumers and other interested persons. The availability of information on social media platforms is virtually immediate as is its impact. Information posted may be adverse to our interests or may be inaccurate, each of which may harm our performance, prospects or business. The harm may be immediate and may disseminate rapidly and broadly, without affording us an opportunity for redress or correction.

Our Property will be subject to the risks typically associated with real estate.

Our Property will be subject to the risks typically associated with real estate. The value of real estate may be adversely affected by a number of risks, including:

- natural disasters such as hurricanes, earthquakes and floods;

- acts of war or terrorism, including the consequences of terrorist attacks;

- adverse changes in national and local economic and real estate conditions;

- an oversupply of (or a reduction in demand for) and the attractiveness of the Property to prospective tenants;

- changes in governmental laws and regulations, fiscal policies and zoning ordinances and the related costs of compliance therewith and the potential for liability under applicable laws;

- costs of remediation and liabilities associated with environmental conditions; and;

- the potential for uninsured or underinsured property losses.

The value of the Property will be affected significantly by its ability to generate cash flow and net income, which in turn depends on the amount of rental or other income that can be generated net of expenses required to be incurred with respect to the Property. Many expenditures associated with the Property (such as operating expenses and capital expenditures) cannot be reduced when there is a reduction in income from the Property.

These factors may have a material adverse effect on the value that we can realize from the Property.

Many factors impact the residential rental market, and if rents do not increase sufficiently to keep pace with rising costs of operations, our income and distributable cash will decline.

The success of our business model depends, in part, on conditions in the residential rental market. Our acquisitions will be premised on assumptions about occupancy levels and rental rates, and if those assumptions prove to be inaccurate, our cash flows and profitability will be reduced.

We anticipate involvement in a variety of litigation.

We anticipate involvement in a range of legal actions in the ordinary course of business. These actions may include eviction proceedings and other landlord-tenant disputes, challenges to title and ownership rights and issues with local housing officials arising from the condition or maintenance of the Property. These actions can be time consuming and expensive. We cannot assure you that we will not be subject to expenses and losses that may adversely affect our operating results.

We may not be able to sell the Property at a price equal to, or greater than, the total amount of capital we have invested in the Property, which may lead to a decrease in the value of the Securities.

The value of the Property to a potential purchaser may not increase over time, which may restrict our ability to sell a property, or if we are able to sell such property, may lead to a sale price less than the price that we paid to purchase a Property.

We may be unable to renew leases or re-lease space as leases expire.

If tenants do not renew their leases upon expiration, we may be unable to re-lease the vacated space. Even if the tenants do re-lease the lease or we are able to re-lease to a new tenant, the terms and conditions of the new lease may not be as favorable as the terms and conditions of the expired lease. If the rental rates for the Property decrease or we are not able to release a significant portion of our available and soon-to-be-available space, our financial condition, results of operations, cash flow, the market value of our securities and our ability to satisfy our debt obligations and to make distributions to our investors could be adversely affected.

The actual rents we receive for the Property may be less than estimated market rents, and we may experience a decline in realized rental rates from time to time, which could adversely affect our financial condition, results of operations and cash flow.

As a result of potential factors, including competitive pricing pressure in the residential rental market, a general economic downturn and the desirability of the Property compared to other, we may be unable to realize our estimated market rents for the Property. In addition, depending on market rental rates at any given time as compared to expiring leases in the Property, from time to time rental rates for expiring leases may be higher than starting rental rates for new leases. If we are unable to obtain sufficient rental rates for the Property, then our ability to generate cash flow growth will be negatively impacted.

We may be required to make rent or other concessions and/or significant capital expenditures to improve the Property in order to retain and attract tenants, generate positive cash flow or to make the Property suitable for sale, which could adversely affect us, including our financial condition, results of operations and cash flow.

In the event there are adverse economic conditions in the real estate market which leads to an increase in tenant defaults, lower rental rates and less demand for residential real estate space in that market, we may be more inclined to increase tenant improvement allowances or concessions to tents, accommodate increased requests for renovations and offer improvements or provide additional services to our tenants in order to compete in a more competitive leasing environment, all of which could negatively affect our cash flow. If the necessary capital is unavailable, we may be unable to make these potentially significant capital expenditures. This could result in non- renewals by tenants upon expiration of their leases and our vacant space remaining untenanted, which could adversely affect our financial condition, results of operations, cash flow and the market value of our Securities.

Our dependence on rental revenue may adversely affect us, including our profitability, our ability to meet our debt obligations and our ability to make distributions.

Our income will be primarily derived from rental revenue from the Property. As a result, our performance will depend on our ability to collect rent from tenants. Our income and funds for distribution would be adversely affected if a significant number of our tenants:

- delay lease commencements;
- decline to extend or renew leases upon expiration;
- fail to make rental payments when due; or
- declare bankruptcy.

Any of these actions could result in the termination of such tenants' leases with us and the loss of rental revenue attributable to the terminated leases. In these events, we cannot assure you that such tenants will renew those leases or that we will be able to re-lease spaces on economically advantageous terms or at all. The loss of rental revenues from our tenants and our inability to replace such tenants may adversely affect us, including our profitability,our ability to meet our debt and other financial obligations and our ability to make distributions to our Investors.

We will engage in development, redevelopment or repositioning activities, which could expose us to different risks that could adversely affect us, including our financial condition, cash flow and results of operations.

We intend to engage in development, redevelopment or repositioning activities and we will be subject to certain risks, which could adversely affect us, including our financial condition, cash flow and results of operations. These risks include, without limitation:

- the availability and pricing of financing on favorable terms or at all;
- the availability and timely receipt of zoning and other regulatory approvals;
- the potential for the fluctuation of occupancy rates and rents, which may result in our investment not being profitable;
- start up, development, repositioning and redevelopment costs may be higher than anticipated;
- cost overruns and untimely completion of construction (including risks beyond our control, such as weather or labor conditions or material shortages); and
- changes in the pricing and availability of buyers and sellers.

These risks could result in substantial unanticipated delays or expenses and could prevent the initiation or thecompletion of development and redevelopment activities, any of which could have an adverse effect on our financialcondition, results of operations, cash flow, the market value of our securities and our ability to satisfy our debt obligations and to make distributions to our investors.

Our Property may be subject to impairment charges.

We will periodically evaluate our Property for impairment indicators. The judgment regarding the existenceof impairment indicators is based on factors such as market conditions, tenant performance and legal structure. For example, the early termination of, or default under, a lease by a tenant may lead to an impairment charge. If we determine that an impairment has occurred, we would be required to make a downward adjustment to the net carrying value of the Property. Impairment charges also indicate a potential permanent adverse change in the fundamental operating characteristics of the impaired property. There is no assurance that these adverse changes will be reversed in the future and the decline in the impaired property's value could be permanent.

If a tenant declares bankruptcy, we may be unable to collect balances due under relevant leases, which could adversely affect our financial condition and ability to pay distributions to our Investors.

Any of our tenants, or any guarantor of a tenant's lease obligations, could be subject to a bankruptcy proceeding pursuant to Chapter 11 of the United States bankruptcy code. A bankruptcy filing by one of our tenants orany guarantor of a tenant's lease obligations would bar all efforts by us to collect pre-bankruptcy debts from these entities or their properties, unless we receive an enabling order from the bankruptcy court. There is no assurance the tenant or its trustee would agree to assume the lease. If a lease is rejected by a tenant in bankruptcy, we would have only a general unsecured claim for damages that is limited in amount and which may only be paid to the extent that funds are available and in the same percentage as is paid to all other holders of unsecured claims.

A tenant or lease guarantor bankruptcy could delay efforts to collect past due balances under the relevant leases and could ultimately preclude full collection of these sums. A tenant or lease guarantor bankruptcy could cause a decrease or cessation of rental payments that would mean a reduction in our cash flow and the amount available to pay distributions.

Property taxes could increase due to property tax rate changes or reassessment, which could impact our cash flow.

The real property taxes on our Property may increase as property tax rates change or as the Property is assessed or reassessed by taxing authorities. If the property taxes we pay increase, our financial condition, results of operations, cash flow, the value of our securities and our ability to satisfy our principal and interest obligations and to make distributions to our investors could be adversely affected.

Uninsured losses relating to real property or excessively expensive premiums for insurance coverage, including due to the non-renewal of the Terrorism Risk Insurance Act of 2002, or the TRIA, could reduce our cash flows and the return on our Investors' investments.

There are types of losses, generally catastrophic in nature, such as losses due to wars, acts of terrorism, earthquakes, floods, hurricanes, pollution or environmental matters that are uninsurable or not economically insurable, or may be insured subject to limitations, such as large deductibles or co-payments. Insurance risks associated with such catastrophic events could sharply increase the premiums we pay for coverage against property and casualty claims.

This risk is particularly relevant with respect to potential acts of terrorism. The TRIA, under which the U.S.federal government bore a significant portion of insured losses caused by terrorism, will expire on December 31, 2020,and there can be no assurance that Congress will act to renew or replace the TRIA following its expiration. If the TRIA is not renewed or replaced, terrorism insurance may become difficult or impossible to obtain at reasonable costsor at all, which may result in adverse impacts and additional costs to us.

Changes in the cost or availability of insurance due to the non-renewal of the TRIA or for other reasons couldexpose us to uninsured casualty losses. If the Property incurs a casualty loss that is not fully insured, the value of ourassets will be reduced by any such uninsured loss, which may reduce the value of our Investors' investments. In addition, other than any working capital reserve or other reserves we may establish, we have no source of funding to repair or reconstruct any uninsured property. Also, to the extent we must pay unexpectedly large amounts for insurance, we could suffer reduced earnings that would result in lower distributions.

Additionally, mortgage lenders insist in some cases that multifamily property owners purchase coverage against terrorism as a condition for providing mortgage loans. Accordingly, to the extent terrorism risk insurance policies are not available at reasonable costs, if at all, our ability to finance or refinance the Property could be impaired. In such instances, we may be required to provide other financial support, either through financial assurances or self- insurance, to cover potential losses. We may not have adequate, or any, coverage for such losses.

Climate change may adversely affect our business.

To the extent that climate change does occur and affects the markets that we invest in, we may experience extreme weather and changes in precipitation and temperature, all of which may result in physical damage or a decrease in demand for a property that we acquire. Should the impact of climate change be material in nature or occurfor lengthy periods of time, the financial condition or results of operations for the Property would be adversely affected. In addition, changes in federal and state legislation and regulation on climate change could result in increased capital expenditures to improve the energy efficiency of the Property that we acquire in order to comply with such regulations

Tenant relief laws may negatively impact our rental income and profitability.

We may be involved in evicting residents who are not paying their rent or are otherwise in material violation of the terms of their lease. Eviction activities will impose legal and managerial expenses that will raise our costs. The eviction process is typically subject to legal barriers, mandatory "cure" policies and other sources of expense and delay, each of which may delay our ability to gain possession and stabilize the home. Additionally, state and local landlord-tenant laws may impose legal duties to assist residents in relocating to new housing or restrict the landlord's ability to recover certain costs or charge residents for damage that residents cause to the landlord's premises. We and any property managers we hire will need to be familiar with and take all appropriate steps to comply with all applicable landlord-tenant laws, and we will need to incur supervisory and legal expenses to ensure such compliance. To the extent that we do not comply with state or local laws, we may be subjected to civil litigation filed by individuals, in class actions or by state or local law enforcement. We may be required to pay our adversaries' litigation fees and expenses if judgment is entered against us in such litigation or if we settle such litigation.

Real estate investments are relatively illiquid and may limit our flexibility.

Real estate investments are relatively illiquid, which may tend to limit our ability to react promptly to changes in economic or other market conditions. Our ability to dispose of the Property in the future will depend on prevailing economic and market conditions. Our inability to sell the Property on favorable terms or at all could have an adverse effect on our sources of working capital and our ability to satisfy our debt obligations.

The failure of any bank in which we deposit our funds could reduce the amount of cash we have available to pay distributions to our Investors and make additional investments.

We intend to diversify our cash and cash equivalents among several banking institutions in an attempt to minimize exposure to any one of these entities. However, the Federal Deposit Insurance Corporation, or FDIC, only insures amounts up to $250,000 per depositor per insured bank. We expect to have cash and cash equivalents and restricted cash deposited in certain financial institutions in excess of federally insured levels. If any of the banking institutions in which we have deposited funds ultimately fails, we may lose our deposits over $250,000.

Potential development and construction delays and resultant increased costs and risks may hinder our operating results and decrease our net income.

The Property will be subject to the uncertainties associated with the development and construction of real property, including those related to re-zoning land for development, environmental concerns of governmental entities and community groups and our builders' ability to build in conformity with plans, specifications, budgeted costs and timetables. If a builder fails to perform, we may resort to legal action to rescind the purchase or the construction contract or to compel performance. A builder's performance may also be affected or delayed by conditions beyond the builder's control. Delays in completing construction could also give tenants the right to terminate preconstruction leases/purchase agreements. We may incur additional risks when we make periodic progress payments or other advances to builders before they complete construction. These and other factors can result in increased costs of a project or loss of our investment. In addition, we will be subject to normal lease-up risks relating to newly constructed projects. We also must rely on rental income and expense projections and estimates of the fair market value of property upon completion of construction when agreeing upon a purchase price at the time we acquire the property. If our projections are inaccurate, we may pay too much for a property, and the return on our investment could suffer.

Costs imposed pursuant to governmental laws and regulations may reduce our net income and the cash available for distributions to our Investors.

Real property and the operations conducted on real property are subject to federal, state and local laws and regulations relating to protection of the environment and human health. We could be subject to substantial liability in the form of fines, penalties or damages for noncompliance with these laws and regulations. Even if we are not subject to liability, other costs, which we would undertake to avoid or mitigate any such liability, such as the cost of removing or remediating hazardous or toxic substances could be substantial. These laws and regulations generally govern wastewater discharges, air emissions, the operation and removal of underground and above-ground storage tanks, the use, storage, treatment, transportation and disposal of solid and hazardous materials, the remediation of contamination associated with the release or disposal of solid and hazardous materials, the presence of toxic building materials and other health and safety-related concerns.

The presence of hazardous substances, including hazardous substances that have not been detected, or the failure to properly manage or remediate these substances, may hinder our ability to sell, rent or pledge such property as collateral for future borrowings. Any material expenditures, fines, penalties or damages we must pay will reduce our ability to make distributions to our investors.

Certain environmental laws and common law principles could be used to impose liability for the release of and exposure to hazardous substances, including asbestos-containing materials and lead-based paint. Third parties may seek recovery from real property owners or operators for personal injury or property damage associated with exposure to released hazardous substances and governments may seek recovery for natural resource damage. The costs of defending against claims of environmental liability, of complying with environmental regulatory requirements, of remediating any contaminated property, or of paying personal injury, property damage or natural resource damage claims could reduce the amounts available for distribution to our investors.

The cost of defending against claims of liability, of compliance with environmental regulatory requirements, of

remediating any contaminated property, or of paying personal injury claims could materially adversely affect our business, assets or results of operations and, consequently, amounts available for distribution to our investors. We may be subject to all the risks described here even if we do not know about the hazardous materials and if the previousowners did not know about the hazardous materials on the property.

In addition, when excessive moisture accumulates in buildings or on building materials, mold growth may occur, particularly if the moisture problem remains undiscovered or is not addressed over a period of time. Some molds may produce airborne toxins or irritants. Concern about indoor exposure to mold has been increasing, as exposure to mold may cause a variety of adverse health effects and symptoms, including allergic or other reactions. As a result, the presence of significant mold at any of our projects could require us to undertake a costly remediationprogram to contain or remove the mold from the affected property or development project, which would adversely affect our operating results.

Environmental laws also may impose liens on property or restrictions on the manner in which property maybe used or businesses may be operated, and these restrictions may require substantial expenditures or prevent us or our property manager and its assignees from operating the Property. Some of these laws and regulations have been amended so as to require compliance with new or more stringent standards as of future dates. Compliance with new or more stringent laws or regulations or stricter interpretation of existing laws may require us to incur material expenditures. Future laws, ordinances or regulations may impose material environmental liability.

Costs associated with complying with the Americans with Disabilities Act and similar laws (including but not limited to Fair Housing Amendments Act of 1988 and the rehabilitation Act of 1973) may decrease cash available for distributions to our Investors.

The Property may be subject to the Americans with Disabilities Act of 1990, as amended, or the ADA. Underthe ADA, all places of public accommodation are required to comply with federal requirements related to access anduse by disabled persons. The Fair Housing Amendments Act of 1988 requires apartment communities first occupied after March 13, 1991 to comply with design and construction requirements for disabled access. For projects receiving federal funds, the Rehabilitation Act of 1973 also has requirements regarding disabled access. If the Property is not in compliance with such laws, then we could be required to incur additional costs to bring the property into compliance. We cannot predict the ultimate amount of the cost of compliance with such laws. Noncompliance with these laws could also result in the imposition of fines or an award of damages to private litigants. Substantial costs incurred to comply with such laws, as well as fines or damages resulting from actual or alleged noncompliance with such laws, could adversely affect us, including our future results of operations and cash flows.

A prolonged economic slowdown, a lengthy or severe recession or declining real estate values could harm our operations.

Our Property may be susceptible to economic slowdowns or recessions, which could lead to financial lossesin our investments and a decrease in revenues, net income and assets. An economic slowdown or recession, in additionto other non-economic factors such as an excess supply of properties, could have a material negative impact on the values of, and the cash flows from, residential real estate properties, which could significantly harm our revenues, results of operations, financial condition, business prospects and our ability to make distributions.

Deficiencies in our internal control over financial reporting could adversely affect our ability to present accurately our financial statements and could materially and adversely affect us, including our business, reputation, results of operations, financial condition or liquidity.

Effective internal control is necessary for us to accurately report our financial results. There can be no guarantee that our internal control over financial reporting will be effective in accomplishing all control objectives all of the time. As we grow our business, our internal control will become more complex, and we may require significantly more resources to ensure our internal control remains effective. Deficiencies, including any material weakness, in our internal control over financial reporting which may occur in the future could result in misstatements of our results of operations that could require a restatement, failing to meet our reporting obligations and causing investors to lose confidence in our reported financial information. These events could materially and adversely affectus, including our business, reputation, results of operations, financial condition or liquidity.

The Company is not subject to Sarbanes-Oxley regulations and may lack the financial controls and procedures of public companies.

The Company may not have the internal control infrastructure that would meet the standards of a public company, including the requirements of the Sarbanes Oxley Act of 2002. As a privately-held (non-public) Company, the Company is currently not subject to the Sarbanes Oxley Act of 2002, and its financial and disclosure controls and procedures reflect its status as a development stage, non-public company. There can be no guarantee that there are no significant deficiencies or material weaknesses in the quality of the Company's financial and disclosure controls and procedures. If it were necessary to implement such financial and disclosure controls and procedures, the cost to the Company of such compliance could be substantial and could have a material adverse effect on the Company's results of operations.

We operate in a highly regulated environment, and if we are found to be in violation of any of the federal, state, or local laws or regulations applicable to us, our business could suffer.

We are also subject to a wide range of federal, state, and local laws and regulations, such as local licensing requirements, and retail financing, debt collection, consumer protection, environmental, health and safety, creditor, wage-hour, anti-discrimination, whistleblower and other employment practices laws and regulations and we expect these costs to increase going forward. The violation of these or future requirements or laws and regulations could result in administrative, civil, or criminal sanctions against us, which may include fines, a cease and desist order against the subject operations or even revocation or suspension of our license to operate the subject business. As a result, we have incurred and will continue to incur capital and operating expenditures and other costs to comply with these requirements and laws and regulations.

IN ADDITION TO THE RISKS LISTED ABOVE, RISKS AND UNCERTAINTIES NOT PRESENTLY KNOWN, OR WHICH WE CONSIDER IMMATERIAL AS OF THE DATE OF THIS FORM C-AR, MAY ALSOHAVE AN ADVERSE EFFECT ON OUR BUSINESS.

Property or Project Summary

The Company is a North Carolina limited liability company formed to invest in real property, namely the purchase, rehabilitation, management, refinance, and/or sale of a certain multi-family residential complex commonly referred to as The Residences at Diamond Ridge located at 730 Anson St., Winston Salem, NC 27103.

Plan of Operation

Our customer base is apartment renters in the Winston-Salem, NC area with a median annual income of $25,000.

- **Major Exterior Capital Improvements:**
  - DeRosa Capital 11 will spend significant renovation dollars in order to improve the curb appeal and attractiveness of the property.
  - Major projects are: (a) painting all buildings, (b) two new playground sets onsite, (c) creation of a community space by repairing the pool and extending the deck and adding picnic tables and a grilling area, and (d) a targeted security and safety improvement plan.
- **Interior Unit Renovation Program**
  Modern interior renovation program to meet resident demand and raise rents to market, resulting in an anticipated average rental increase of $140 per unit.
- **New Management**
  We will bring best-in-class property management systems and processes, while increasing onsite staff from 4 to 7 individuals, providing increased resident satisfaction and asset performance.
- **Flexible Low-Cost Agency Debt**
  The DeRosa Capital 11 team has received a quote for a 75% LTV, 7-year floating-rate loan with 2 year of interest-only at a 2.75% note rate. The flexible debt will allow for an exit after 1 year at just 1%, and if DeRosa Capital 11 refinances Diamond Ridge with FMAC, the 1% prepayment penalty may be waived.
- **Refinance in Year 3**
  Due to the significant anticipated increase in Net Operating Income ("NOI"), the DeRosa Group will be pursuing a refinance after stabilization, utilizing longer term fixed-rate debt which may also reset the interest-only period, improving cashflow.
- **Long-term Hold**
  The anticipated hold-period is 10 years. This hold period will allow for DeRosa Capital 11 to take advantage of the strong fundamentals driving the Piedmont-Triad area while also reducing overall deal risk.

Market

The Residences at Diamond Ridge is trailing the competitive set by $231 on average, with comparable submarket leader Gardens at Country Club achieving rent premiums of $300 over the property. Gardens at Country Club and Hilltop House both offer 1960's style construction with updated interior amenities and have successfully achieved rents $200-$300 over The Residences at Diamond Ridge. With such a high rent ceiling in the submarket among look-to comparables, a high-level interior renovation on a property with a superior locational advantage could yield premiums of well over $200.

Property History

The Company closed on the property and became owners on October 9, 2020.

Leverage

The Company has $12,950,000 in debt, with a 2.7% interest rate. The Creditor of the debt is NorthMarq Capital, LLC.

Property Manager

Carlisle Residential Partners (Property Management)
New property management company with best in-class systems & processes and significant experience managing Class C & Class B asset types. This management company is experienced in implementing our management plan to address:

- Rents Trail Market Significantly: Turnover of onsite staff and mismanagement of the property has resulted in current ownership missing out on the rent growth that Winston-Salem has experienced over the last few years.

- Increased Staff Onsite: We are increasing the number of full-time, on-site staff to assist with leasing, maintenance and ensure asset performance.

- Improved Marketing: We are rebranding and repositioning this asset to retain great tenants and strengthen the reputation of the asset in the community.

Tenant

Multi-family residential tenants.

Governmental/Regulatory Approval and Compliance

The Company is subject to and affected by the laws and regulations of U.S. federal, state and local governmental authorities. These laws and regulations are subject to change.

Litigation

The Company is not subject to any current litigation or threatened litigation.

DIRECTORS, OFFICERS AND MANAGERS

The directors, officers and managers of the Company are listed below along with all positions and offices held at the Company and their principal occupation and employment responsibilities for the past three (3) years.

Name	Positions and Offices Held at the Company	Principal Occupation and Employment Responsibilities for the Last Three (3) Years	Education
Matthew Faircloth	General Manager	DeRosa Group - 2006-Present	Virginia Tech - BS, Industrial Engineering
Justin Fraser	Asset Manager	88RealEstateCapital, Owner, January 2018-Present	Drexel University's LeBow College of Business - BS, Marketing and Entrepreneurship
Herve Francois	Acquisition Manager	Acquisition Manager, The DeRosa Group, Apr 2019-Present Partner, H&H Real Estate Group, Jan 2018-Present	MBA, Finance, Georgetown University
Ben Risser	CFO/COO	Principal, Providence Capital, Ltd., 2013 - Present	BS, Aerospace Engineering, Pennsylvania State University, CFA Candidate

Biographical Information

Matthew Faircloth
Matt has active in Real Estate since 2002 and founded The DeRosa Group in 2006. DeRosa's vision is "Transforming Lives Through Real Estate". DeRosa Group's focus is to maximize investor returns while providing high quality spaces for sale and for lease. DeRosa Group is a for profit company, committed to making money while making a difference. Matt's specialties: Visionary leadership, outside the box thinking, tenacity, motivation, and ability to enroll others in team goals.

Matt has been a full-time investor for 15 years. In that time, he has successfully completed projects involving dozens of fix and flips, office buildings, single family homes, and apartment buildings. He has now completed over $40,000,000 in real estate transactions and controls over 800 units in multifamily. He is a regular contributor and podcast guest on Bigger Pockets.com, has an active YouTube Channel dedicated to educating investors, and the author of the Amazon Best Seller, Raising Private Capital, How to Build your Real Estate Empire with Other People's Money.

Justin Fraser
Justin runs an investment company with the purpose of syndicating apartment building purchases and providing above average returns to investor partners.

Justin is an apartment syndicator, asset manager, and real estate investor, responsible for managing multiple apartments across the country. Justin has been a real estate investor since 2014 when he bought a single-family home as a rental property. For years Justin flipped houses and owned single family rentals until May of 2018 when he formed 88 Real Estate Capital and closed on his first apartment syndication. By September 2018, Justin exited his corporate job as a Project Manager and jumped full time into real estate investing. He is an active partner in 5 apartment complexes holding 675 units. Justin built an asset management business, responsible for running the business of these apartment complexes. He is also the host of True Multifamily, a podcast about the business of apartment investing, showcasing the real work that happens after a deal closes.

Herve Francois
Herve held positions as a Financial Analyst and Institutional Salesperson at Citigroup, Credit Suisse First Boston and several other firms over a 23-year career on Wall Street. As a Financial Analyst, he covered a broad number of technology stocks and ranked 3rd place in Stock Picking category in *Wall Street Journal's* "Best Analyst's On The Street" for 2002. Herve also led U.S. Equity Sales at Mizuho Securities and its first full year of operation, he was a

top producer generating over $7m in trading commissions and investment banking revenue while opening over 150 new client accounts.

Ben Risser

Ben is active in Commercial Real Estate Syndications, and as an Agent of SlateHouse Realty, in Commercial Real Estate Sales, as well as Business Brokering in affiliation with DYH Business Brokerage. As a Syndicator of Commercial Real Estate, Ben has underwritten countless investments for syndication. With a formal education in Aerospace Engineering, Ben leverages his strong mathematical background and passion for business, economics, and investing to rigorously underwrite and asset manage commercial real estate investments and creatively structure debt and equity to provide win-win deal structures for lenders and investors. Ben is also gifted in assisting businesses in achieving their business objectives through business model and plan development, market analysis, product optimization, systemization, documentation, and financial analysis. Ben is a Chartered Financial Analyst (CFA) candidate and relentlessly pursues excellence in all things related to business and investing. Ben began building his real estate business in 2010 and has syndicated almost $7 MM in commercial real estate and is currently asset managing nearly $10 MM in value-add commercial real estate projects.

Indemnification

Indemnification is authorized by the Company to managers, officers or controlling persons acting in their professional capacity pursuant to North Carolina law. Indemnification includes expenses such as attorney's fees and, in certain circumstances, judgments, fines and settlement amounts actually paid or incurred in connection with actual or threatened actions, suits or proceedings involving such person, except in certain circumstances where a person is adjudged to be guilty of gross negligence or willful misconduct, unless a court of competent jurisdiction determines that such indemnification is fair and reasonable under the circumstances.

Employees

The Company does not have W-2 employees.

CAPITALIZATION, DEBT AND OWNERSHIP

Capitalization

The Company's has authorized 12,000 units of Class A and B Units (the "**Units**"). The 12,000 Units represent a 70% interest in the Company. The Company has authorized 3,600 Class C units. ("**Company Units**"). The Company Units represent a 30% interest in the Company. As of the date of this Form C-AR, 10,183 Units and 3,600 Company Units will be issued and outstanding.

Outstanding Capital Stock

As of the date of this Form C-AR, the Company's outstanding capital stock consists of:

Type/Class of security	Class A Units
Amount Outstanding	1,763
Par Value (if applicable)	N/A
Voting Rights	1 Vote Per Unit
Other Rights	Class A Members have a non-compounding, cumulative preferred return of 8% with Distributions targeted as starting in month 3 of the Company's ownership of the Property
Anti-Dilution Rights	N/A
Percentage of the Company*	12%

Type/Class of security	Class B Units
Amount Outstanding	8,420
Par Value (if applicable)	N/A
Voting Rights	1 Vote Per Unit
Other Rights	Class B Members' preferred return is six percent (6%) on their invested capital. Class B Members sit behind Class A investors in the capital stack. Class B has a preferred return of 6% which will accrue over the life of the deal. Cashflow from operations remaining after distributing to Class A Members will be distributed to Class B Members quarterly.
Anti-Dilution Rights	N/A
Percentage of the Company*	58%

Type/Class of security	Class C Units
Amount Outstanding	3,600
Par Value (if applicable)	N/A
Voting Rights	1 Vote Per unit
Anti-Dilution Rights	The number of Class C Units may be adjusted according to the total number of Class A and B Units issued in order to maintain the Class A and B 70% and Class C 30% ratio.
Percentage of the Company*	30%

Outstanding Debt

As of the date of this Form C-AR, the Company has the following debt outstanding:

Type	Note
Amount Outstanding	$12,950,000
Interest Rate and Amortization Schedule	2.7%
Description of Collateral	Security Interest in the Property
Maturity Date	November 1, 2027

Ownership

The Company does not have any beneficial owners of twenty percent (20%) or more of the Company's outstanding voting equity securities, calculated on the basis of voting power.

FINANCIAL INFORMATION

Please see the financial information listed on the cover page of this Form C-AR and attached hereto in addition to the following information. The financial statements attached hereto as Exhibit A have been certified by our principal executive and have not been reviewed by an independent public accountant.

Operations

DeRosa Capital 11, LLC ("the Company") was incorporated on July 10, 2020 under the laws of the State of North Carolina, and is headquartered at 354 South Broad Street, Trenton, NJ 08608, United States.

The Company is a North Carolina limited liability company formed to invest in real property, namely the purchase, rehabilitation, management, refinance, and/or sale of a certain multi-family residential complex commonly referred to as The Residences at Diamond Ridge located at 730 Anson St., Winston Salem, NC 27103.

Cash and Cash Equivalents

The Company considers all highly liquid investments with an original maturity of three months or less to be cash equivalents

As of April 30, 2021, the Company had an aggregate of $2,350,732 in cash and cash equivalents, leaving the Company with approximately 21months of runway.

Capital Expenditures and Other Obligations

The Company plans to make the capital expenditures as outlined in the "Plan of Operation" section on page 13.

Material Changes and Other Information

Please see the financial statements attached as Exhibit A.

Previous Offerings of Securities

We have made the following issuances of securities within the last three years:

Security Type	Principal Amount of Securities Sold	Amount of Securities Issued	Use of Proceeds	Issue Date	Exemption from Registration Used or Public Offering
Class A Units	$298,000	298	Renovations	4/30/2021	Regulation CF
Class A Units	$1,406,000	1,465	Property acquisition	7/10/2020	Section 4(a)(2)
Class B Units	8,306,000	8,306	Property acquisition	1/12/2021	Section 4(a)(2)
Class C Units	$3,600	3,600	Property acquisition	7/10/2020	Section 4(a)(2)

See the section titled "*Capitalization and Ownership*" for more information regarding the securities issued in our previous offerings of securities.

TRANSACTIONS WITH RELATED PERSONS AND CONFLICTS OF INTEREST

From time to time the Company may engage in transactions with related persons. Related persons are defined as any director or officer of the Company; any person who is the beneficial owner of twenty percent (20%) or more of the Company's outstanding voting equity securities, calculated on the basis of voting power; any promoter of the Company; any immediate family member of any of the foregoing persons or an entity controlled by any such person or persons. Additionally, the Company will disclose here any transaction since the beginning of the issuer's last fiscal year, or any currently proposed transaction, to which the issuer was or is to be a party and the amount involved exceeds five percent (5%) of the aggregate amount of capital raised by the issuer in reliance on section 4(a)(6), including the Target Offering Amount of this Offering, and the counter party is either (i) any director or officer of the issuer; (ii) any person who is, as of the most recent practicable date but no earlier than 120 days prior to the date the offering statement or report is filed, the beneficial owner of twenty percent (20%) or more of the issuer's outstanding voting equity securities, calculated on the basis of voting power; (iii) if the issuer was incorporated or organized within the past three years, any promoter of the issuer; or (iv) any member of the family of any of the foregoing persons, which includes a child, stepchild, grandchild, parent, stepparent, grandparent, spouse or spousal equivalent, sibling, mother-in-law, father-in-law, son-in-law, daughter-in-law, brother-in-law, or sister-in-law, and shall include adoptive relationships. The term *spousal equivalent* means a cohabitant occupying a relationship generally equivalent to that of a spouse.

The Company has conducted the following transactions with related persons: None.

TO ENSURE COMPLIANCE WITH THE REQUIREMENTS IMPOSED BY THE INTERNAL REVENUE SERVICE, WE INFORM YOU THAT ANY TAX STATEMENT IN THIS FORM C-AR CONCERNING UNITED STATES FEDERAL TAXES IS NOT INTENDED OR WRITTEN TO BE USED, AND CANNOT BE USED, BY ANY TAXPAYER FOR THE PURPOSE OF AVOIDING ANY TAX-RELATED PENALTIES UNDER THE UNITED STATES INTERNAL REVENUE CODE. ANY TAX STATEMENT HEREIN CONCERNING UNITED STATES FEDERAL TAXES WAS WRITTEN IN CONNECTION WITH THE MARKETING OR PROMOTION OF THE TRANSACTIONS OR MATTERS TO WHICH THE STATEMENT RELATES. EACH TAXPAYER SHOULD SEEK ADVICE BASED ON THE TAXPAYER'S PARTICULAR CIRCUMSTANCES FROM AN INDEPENDENT TAX ADVISOR.

ADDITIONAL INFORMATION

The summaries of, and references to, various documents in this Form C-AR do not purport to be complete and in each instance reference should be made to the copy of such document which is either an appendix to this Form C-AR or whichwill be made available upon request.

Bad Actor Disclosure

The Company is not subject to any bad actor disqualifications under any relevant U.S. securities laws.

SIGNATURE

Pursuant to the requirements of Sections 4(a)(6) and 4A of the Securities Act of 1933 and Regulation Crowdfunding (§ 227.100 et seq.), the issuer certifies that it has reasonable grounds to believe that it meets all of the requirements for filing on Form C-AR and has duly caused this Form to be signed on its behalf by the duly authorized undersigned.

/s/Matthew Faircloth
_____
(Signature)

Matthew Faircloth
_____
(Name)

Managing Member
_____
(Title)

Pursuant to the requirements of Sections 4(a)(6) and 4A of the Securities Act of 1933 and Regulation Crowdfunding (§ 227.100 et seq.), this Form C-AR has been signed by the following persons in the capacities and on thedates indicated.

/s/ Matthew Faircloth
_____
(Signature)

Matthew Faircloth
_____
(Name)

Managing Member
_____
(Title)

May 25, 2021
_____
(Date)

/s/ David Iglewicz
_____
(Signature)

David Iglewicz
_____
(Name)

Managing Member
_____
(Title)

May 25, 2021
_____
(Date)

Instructions.

1.   The form shall be signed by the issuer, its principal executive officer or officers, its principal financial officer, its controller or principal accounting officer and at least a majority of the board of directors or persons performing similar functions.

2.   The name of each person signing the form shall be typed or printed beneath the signature. Intentional misstatements or omissions of facts constitute federal criminal violations. See 18 U.S.C. 1001.

EXHIBIT A

Financial Statements

I, Matthew Faircloth, certify that the financial statements of DeRosa Capital 11, LLC included in this Form C-AR are true and complete in all material respects.

/s/Matthew Faircloth	
(Signature)	
Matthew Faircloth	
(Name)	
Managing Member	
(Title)	

The Residences at Diamond Ridge (p93)

Balance Sheet

Period = Dec 2020

Book = Accrual ; Tree = ysi_bs

		Current Balance
1000-0000	ASSETS	
1010-0000	CURRENT ASSETS	
1100-0000	CASH	
1110-0000	Operating Cash	662,810.53
1110-1000	Operating Cash 2	-128,345.46
1120-0000	Security Deposit Cash	104,498.56
1132-0000	Cash Reserve Other Bank	2,563,582.89
1190-9999	TOTAL CASH	3,202,546.52
1200-0000	OTHER ASSETS	
1210-0000	Accounts Receivable	126,721.59
1210-0100	Accounts Receivable Resident Utilities	20,657.39
1215-0000	Accounts Receivable Other	40.11
1220-0000	Prepaid Insurance	67,206.28
1239-0000	Prepaid Other	1,327.20
1240-0000	Utility Deposits	3,024.00
1264-0000	Lender Required Escrow	309,845.00
1271-0000	Replacement Reserve Additions	9,451.03
1280-0000	Insurance Escrow	23,522.24
1290-0000	Property Tax Escrow Lender Held	156,915.39
1380-9999	TOTAL OTHER ASSETS	718,710.23
1590-9999	TOTAL CURRENT ASSETS	3,921,256.75
1600-0000	FIXED ASSETS	
1610-0000	Land	1,850,000.00
1620-0000	Land Improvements	1,581,353.97
1625-5000	Accum Depreciation Land Improvements	-23,619.05
1630-0000	Buildings	12,275,849.72
1630-5000	Accum Deprec Building	-99,926.88
1632-0000	Furniture & Equipment	3,258,329.26
1632-5000	Accum Depr - Furn & Fix	-145,901.23
1682-0000	Loan Costs	131,617.00
1685-0000	Accumulated Amortization	-1,009.67
1690-9999	TOTAL FIXED ASSETS	18,826,693.12

The Residences at Diamond Ridge (p93)

Balance Sheet

Period = Dec 2020

Book = Accrual ; Tree = ysi_bs

		Current Balance
1990-9999	TOTAL ASSETS	22,747,949.87
2000-0000	LIABILITIES AND CAPITAL	
2100-0000	LIABILITIES	
2110-0000	CURRENT LIABILITIES	
2150-0000	Accounts Payable	44,455.11
2156-0000	AP Prior Management	4,199.30
2170-0000	Accrued Expenses	31,853.58
2195-0000	Accrued Interest Mortgage	30,257.96
2210-0000	Prepaid Rent	20,099.84
2250-0000	Security Deposits-Refundable	100,239.88
2290-0000	Due to/from Related Property	10.00
2299-9999	TOTAL CURRENT LIABILITIES	231,115.67
2800-0000	LONG TERM LIABILITIES	
2820-0000	Loan Payable Mortgage	12,950,000.00
2890-9999	TOTAL LONG TERM LIABILITIES	12,950,000.00
2999-9999	TOTAL LIABILITIES	13,181,115.67
3000-0000	CAPITAL	
3200-0000	Owner Partners Contribution	1,465,000.00
3200-0100	Owner Partners Contribution 2nd	8,230,800.00
3400-0000	Owner Partners Distributions	-6,799.99
3850-0000	Retained Earnings	-122,165.81
3890-9999	TOTAL CAPITAL	9,566,834.20
3990-9999	TOTAL LIABILITIES and CAPITAL	22,747,949.87
9999-9999	TOTAL OF ALL	0.00

The Residences at Diamond Ridge (p93)
# Cash Flow Statement
Period = Dec 2020
Book = Accrual ; Tree = ysi_cf

		Period to Date	%	Year to Date	%
4200-0000	GROSS POTENTIAL RENT				
4310-0000	Market Rent	224,519.00	547.47	610,799.42	499.98
4320-0000	Loss Gain to Lease	-26,174.00	-63.82	-63,035.07	-51.60
4390-9999	TOTAL GROSS POTENTIAL RENT	198,345.00	483.65	547,764.35	448.38
4500-0000	OTHER RENTAL INCOME				
4520-3000	Month to Month Fees	-215.46	-0.53	4,076.66	3.34
4520-4000	Short Term Lease Fee	300.00	0.73	650.00	0.53
4570-0000	Tenant Based Subsidy Rent	7,532.94	18.37	12,557.00	10.28
4710-0000	Less Marketing Concessions	-2,552.06	-6.22	-5,856.70	-4.79
4710-1000	Less Preferred Employer	-115.86	-0.28	-265.38	-0.22
4730-0000	Less Vacancy	-11,139.42	-27.16	-25,246.63	-20.67
4735-0000	Less Write Offs/Bad Debt Rent	-3,037.73	-7.41	-3,037.73	-2.49
4735-5000	Less Write Offs/Bad Debt Other	-1,294.94	-3.16	-1,671.12	-1.37
4900-1000	Renters Insurance Resident Fees	3,364.06	8.20	8,574.48	7.02
4900-1500	Renters Insurance Fee Expense	-1,833.09	-4.47	-3,433.15	-2.81
4900-4000	Washer/Dryer Revenue	3,211.29	7.83	8,599.13	7.04
4900-4500	Washer/Dryer Expense	-725.00	-1.77	-4,175.00	-3.42
4990-9998	TOTAL OTHER RENTAL INCOME	-6,505.27	-15.86	-9,228.44	-7.55
4990-9999	TOTAL RENTAL INCOME	191,839.73	467.79	538,535.91	440.82
5600-0000	OTHER INCOME				
5690-0000	Interest on Bank Accounts	26.22	0.06	79.61	0.07
5710-0000	Pet Fee	500.00	1.22	500.00	0.41
5710-0100	Pet Rent Monthly	568.30	1.39	1,257.30	1.03
5710-1500	Lease Break Fee	0.00	0.00	3,918.00	3.21
5710-2000	Admin Fee	600.00	1.46	600.00	0.49
5710-3500	Pest Control Billed to Resident	0.00	0.00	800.00	0.65
5730-0000	Late Fee	4,066.90	9.92	10,081.05	8.25
5740-0000	NSF Fees	35.00	0.09	70.00	0.06
5750-0000	Application Fees	1,400.00	3.41	1,900.00	1.56
5820-0000	Court Fees	874.00	2.13	874.00	0.72
5890-9999	TOTAL OTHER INCOME	8,070.42	19.68	20,079.96	16.44
5990-9999	TOTAL REVENUE	199,910.15	487.47	558,615.87	457.26
6000-0000	OPERATING EXPENSES				
6100-0000	PAYROLL EXPENSE				
6110-0000	Management Salaries	11,401.41	27.80	27,141.07	22.22
6120-0000	Maintenance Salaries	12,734.19	31.05	29,116.97	23.83
6150-0000	Temporary Help	2,420.40	5.90	2,420.40	1.98
6160-0000	Payroll Taxes	1,861.51	4.54	4,463.73	3.65
6165-0000	Medical Plan Contributions	630.00	1.54	1,844.10	1.51
6185-0000	Employee Retirement Plan	135.52	0.33	340.12	0.28
6190-0000	Workers Comp Insurance	396.80	0.97	1,083.17	0.89
6190-9999	TOTAL PAYROLL EXPENSE	29,579.83	72.13	66,409.56	54.36
6300-0000	Management Fees				
6310-0000	Management Fees	8,107.42	19.77	14,533.87	11.90

The Residences at Diamond Ridge (p93)

Cash Flow Statement

Period = Dec 2020

Book = Accrual ; Tree = ysi_cf

		Period to Date	%	Year to Date	%
6320-0000	Asset Management Fees	-8,522.26	-20.78	0.00	0.00
6390-9999	TOTAL MANAGEMENT FEES	-414.84	-1.01	14,533.87	11.90
6400-0000	GENERAL AND ADMINISTRATIVE				
6410-0000	Payroll Fees	146.41	0.36	343.70	0.28
6430-0000	Bank Fees	803.68	1.96	2,622.81	2.15
6440-0000	Resident Leasing and Screening Costs	422.66	1.03	520.41	0.43
6441-0000	Associate New Hire Cost	111.50	0.27	964.89	0.79
6450-0000	Legal and Other Prof Fees	4,012.17	9.78	9,684.46	7.93
6510-0000	Office Supplies & Expenses	-626.17	-1.53	0.00	0.00
6525-0000	Computer/Copier Svc & Software	1,834.54	4.47	3,854.54	3.16
6535-0000	Office Equipment and Furniture	29.00	0.07	599.00	0.49
6540-0000	Postage Shipping	0.55	0.00	41.20	0.03
6550-0000	Telephone and Internet	1,757.62	4.29	2,488.86	2.04
6560-0000	Dues and Subscriptions	-64.95	-0.16	-64.95	-0.05
6565-0000	Education/Seminar Expense	0.00	0.00	85.00	0.07
6570-0000	Travel Expense	-6,857.13	-16.72	868.25	0.71
6570-1000	Meals	-788.91	-1.92	219.87	0.18
6580-0000	Legal and Court Costs	7,812.00	19.05	8,383.00	6.86
6590-9999	TOTAL G AND A EXPENSE	8,592.97	20.95	30,611.04	25.06
6700-0000	ADVERTISING AND MARKETING				
6720-0000	Internet Advertising	1,738.50	4.24	14,698.05	12.03
6780-0000	Resident Relations/Events	0.00	0.00	214.56	0.18
6784-0000	Model Apartment	1,320.00	3.22	3,129.68	2.56
6790-9999	TOTAL ADVERTISING AND MARKETING	3,058.50	7.46	18,042.29	14.77
6795-0000	Tenant Relations				
6795-2000	Resident Beverage Service	4.26	0.01	74.52	0.06
6795-9999	TOTAL TENANT RELATIONS	4.26	0.01	74.52	0.06
6800-0000	Turnover COSTS				
6810-0000	Blinds	948.24	2.31	1,764.29	1.44
6820-0000	Paint/wallpaper Contract Labor	3,905.00	9.52	5,265.00	4.31
6830-0000	Paint Supplies	1,611.91	3.93	1,667.95	1.37
6840-0000	Carpet Cleaning	0.00	0.00	110.00	0.09
6850-0000	Cleaning Turnover	1,065.00	2.60	1,350.00	1.11
6890-9999	TOTAL TURNOVER COSTS	7,530.15	18.36	10,157.24	8.31
6900-0000	Grounds and Landscaping				
6910-0000	Grounds Contract	2,189.00	5.34	6,567.00	5.38
6920-0000	Grounds Repairs & Maintenance	185.02	0.45	185.02	0.15
6930-0000	Grounds Seasonal/Planting Exp	0.00	0.00	1,141.13	0.93
6990-9999	TOTAL GROUNDS AND LANDSCAPING	2,374.02	5.79	7,893.15	6.46
7100-0000	UTILITIES				
7105-0000	Electric Common Area	2,552.73	6.22	5,074.61	4.15
7110-0000	Electric Vacant Units	546.05	1.33	2,011.70	1.65
7125-0000	Utility Billing Expense	1,114.25	2.72	1,747.70	1.43
7130-0000	Water Sewer Expense	7,043.67	17.18	21,963.53	17.98

The Residences at Diamond Ridge (p93)
# Cash Flow Statement
Period = Dec 2020

Book = Accrual ; Tree = ysi_cf

		Period to Date	%	Year to Date	%
7135-0000	Submetered Water Collections	-7,536.11	-18.38	-22,034.02	-18.04
7170-0000	Trash Removal	6,654.36	16.23	17,048.58	13.96
7190-0000	Other Utilities / Utility Fees	0.00	0.00	100.00	0.08
7190-9999	TOTAL UTILITIES	10,374.95	25.30	25,912.10	21.21
7200-0000	TAXES AND INSURANCE				
7210-0000	Real Estate Taxes	10,047.23	24.50	27,224.74	22.29
7220-0000	Property Insurance	9,091.98	22.17	24,026.72	19.67
7290-9999	TOTAL TAXES AND INSURANCE	19,139.21	46.67	51,251.46	41.95
7300-0000	RECOVERABLE REPLACEMENTS				
7325-5000	Small Appliance Non-Replacement	0.00	0.00	141.22	0.12
7336-0000	Tile/Vinyl Replacement	170.50	0.42	170.50	0.14
7390-9999	TOTAL RECOVERABLE REPLACEMENTS	170.50	0.42	311.72	0.26
7400-0000	REPLACEMENTS				
7425-0000	Appliance Supplies	257.63	0.63	479.40	0.39
7426-0000	Kitchen/Bath Wall Retexturizing	0.00	0.00	400.00	0.33
7426-5000	Vanity/Tub Replace/Resurface	-2,984.71	-7.28	265.29	0.22
7427-0000	Counter/Cabinet Replace/Resurface	1,000.00	2.44	1,650.00	1.35
7430-0000	Asphalt/Parking Lot Repairs	185.02	0.45	185.02	0.15
7455-0000	Sec 504/ADA Items	64.19	0.16	64.19	0.05
7470-0000	Other Interior Repairs	180.00	0.44	320.00	0.26
7490-0000	Door Replacement	119.02	0.29	119.02	0.10
7490-9999	TOTAL REPLACEMENTS	-1,178.85	-2.87	3,482.92	2.85
7500-0000	REPAIRS AND MAINTENANCE				
7511-0000	Cleaning Labor/Contract	-550.00	-1.34	890.00	0.73
7512-0000	Cleaning Supplies	495.86	1.21	699.11	0.57
7525-0000	Electrical Supplies	921.72	2.25	963.39	0.79
7525-1000	Lighting Fixtures and Supplies	417.06	1.02	587.93	0.48
7526-0000	Electrical Contract Labor	-1,341.57	-3.27	0.00	0.00
7550-0000	Fire Extinguisher	-1,638.64	-4.00	428.33	0.35
7560-0000	Maintenance Travel	199.53	0.49	398.48	0.33
7565-0000	Uniforms	303.39	0.74	303.39	0.25
7575-0000	Gen Maint Supplies	2,207.98	5.38	2,432.00	1.99
7590-0000	HVAC Repairs	96.30	0.23	444.05	0.36
7595-0000	HVAC Supplies	284.31	0.69	795.41	0.65
7615-0000	Key and Lock Supplies	1,265.17	3.08	1,688.65	1.38
7680-0000	Pest Control Contract Svc	425.00	1.04	1,267.80	1.04
7685-0000	Pest Control Supplies	31.32	0.08	77.32	0.06
7690-1000	Plumbing Contract Work	2,054.01	5.01	2,454.01	2.01
7695-0000	Plumbing Supplies	3,189.40	7.78	3,275.98	2.68
7740-0000	Security Service	6,837.38	16.67	26,133.29	21.39
7750-0000	Signage Repairs & Expense	1,023.32	2.50	1,091.63	0.89
7790-0000	Gen Maintenance Equipment	157.23	0.38	157.23	0.13
7791-0000	Building Contract Labor	400.00	0.98	400.00	0.33
7845-0000	Door Supplies	143.92	0.35	227.34	0.19
7890-9999	TOTAL REPAIRS AND MAINTENANCE	16,922.69	41.26	44,715.34	36.60
7990-9999	TOTAL OPERATING EXPENSES	96,153.39	234.46	273,395.21	223.79

The Residences at Diamond Ridge (p93)

Cash Flow Statement

Period = Dec 2020

Book = Accrual ; Tree = ysi_cf

		Period to Date	%	Year to Date	%
7999-9999	NET OPERATING INCOME	103,756.76	253.00	285,220.66	233.47
8200-0001	Owners Expense				
8210-0000	Owners Expenses	11,759.55	28.67	11,759.55	9.63
8290-9999	Total Owner Expenses	11,759.55	28.67	11,759.55	9.63
8400-0000	DEPRECIATION EXPENSE				
8410-0000	Depreciation	99,438.83	242.47	269,447.16	220.56
8450-0000	Amortization	396.82	0.97	1,009.67	0.83
8490-9999	TOTAL DEPRECIATION EXPENSE	99,835.65	243.44	270,456.83	221.38
8500-0000	DEBT SERVICE				
8510-0000	1st Mortgage Interest	30,171.56	73.57	81,805.22	66.96
8530-0000	Interest Paid to Affilitates	0.00	0.00	6,215.75	5.09
8540-0000	Organization/Start up Costs	0.00	0.00	34,149.12	27.95
8580-0000	Professional Fees Other	3,000.00	7.32	3,000.00	2.46
8590-9999	TOTAL DEBT SERVICE	33,171.56	80.89	125,170.09	102.46
8999-9999	TOTAL NET INCOME	-41,010.00	-100.00	-122,165.81	-100.00
	CASH FLOW	-41,010.00	-100.00	-122,165.81	-100.00

	Period to Date	Beginning Balance	Ending Balance	Difference
1110-0000	Operating Cash	444,114.39	662,810.53	218,696.14
1110-1000	Operating Cash 2	-1,841.10	-128,345.46	-126,504.36
1120-0000	Security Deposit Cash	102,246.34	104,498.56	2,252.22
1132-0000	Cash Reserve Other Bank	1,080,209.75	2,563,582.89	1,483,373.14
1271-0000	Replacement Reserve Additions	0.00	9,451.03	9,451.03
1290-0000	Property Tax Escrow Lender Held	146,211.29	156,915.39	10,704.10
	Total Cash	**1,770,940.67**	**3,368,912.94**	**1,597,972.27**

	Year to Date	Beginning Balance	Ending Balance	Difference
1110-0000	Operating Cash	0.00	662,810.53	662,810.53
1110-1000	Operating Cash 2	0.00	-128,345.46	-128,345.46
1120-0000	Security Deposit Cash	0.00	104,498.56	104,498.56
1132-0000	Cash Reserve Other Bank	0.00	2,563,582.89	2,563,582.89
1271-0000	Replacement Reserve Additions	0.00	9,451.03	9,451.03
1290-0000	Property Tax Escrow Lender Held	0.00	156,915.39	156,915.39
	Total Cash	**0.00**	**3,368,912.94**	**3,368,912.94**

The Residences at Diamond Ridge (p93)
# Income Statement
Period = Dec 2020

Book = Accrual ; Tree = cf_custom

		Period to Date	%	Year to Date	%
4200-0000	GROSS POTENTIAL RENT				
4310-0000	Market Rent	224,519.00	547.47	610,799.42	499.98
4320-0000	Loss Gain to Lease Renewal	-26,174.00	-63.82	-63,035.07	-51.60
4390-9999	TOTAL GROSS POTENTIAL RENT	198,345.00	483.65	547,764.35	448.38
4400-0000	RENTAL OFFSETS				
4710-0000	Less Marketing Concessions	-2,552.06	-6.22	-5,856.70	-4.79
4710-1000	Less Preferred Employer	-115.86	-0.28	-265.38	-0.22
4730-0000	Less Vacancy	-11,139.42	-27.16	-25,246.63	-20.67
4735-0000	Less Write Offs/Bad Debt Rent	-3,037.73	-7.41	-3,037.73	-2.49
4490-9999	TOTAL RENTAL OFFSETS	-16,845.07	-41.08	-34,406.44	-28.16
4500-0000	OTHER RENTAL INCOME				
4520-3000	Month to Month Fees	-215.46	-0.53	4,076.66	3.34
4520-4000	Short Term Lease Fee	300.00	0.73	650.00	0.53
4570-0000	Tenant Based Subsidy Rent	7,532.94	18.37	12,557.00	10.28
4900-1000	Renters Insurance Resident Fees	3,364.06	8.20	8,574.48	7.02
4900-1500	Renters Insurance Fee Expense	-1,833.09	-4.47	-3,433.15	-2.81
4900-4000	Washer/Dryer Revenue	3,211.29	7.83	8,599.13	7.04
4900-4500	Washer/Dryer Expense	-725.00	-1.77	-4,175.00	-3.42
4990-9998	TOTAL OTHER RENTAL INCOME	11,634.74	28.37	26,849.12	21.98
4990-9999	TOTAL RENTAL INCOME	193,134.67	470.95	540,207.03	442.19
5600-0000	OTHER INCOME				
5690-0000	Interest on Bank Accounts	26.22	0.06	79.61	0.07
5710-0000	Pet Fee	500.00	1.22	500.00	0.41
5710-0100	Pet Fee Monthly	568.30	1.39	1,257.30	1.03
5710-1500	Lease Break Fee	0.00	0.00	3,918.00	3.21
5710-2000	Admin Fee	600.00	1.46	600.00	0.49
5710-3500	Pest Control Billed to Resident	0.00	0.00	800.00	0.65
5730-0000	Late Fee	4,066.90	9.92	10,081.05	8.25
5740-0000	NSF Fees	35.00	0.09	70.00	0.06
5750-0000	Application Fees	1,400.00	3.41	1,900.00	1.56
5820-0000	Court Fees	874.00	2.13	874.00	0.72
4735-5000	Less Write Offs/Bad Debt Other	-1,294.94	-3.16	-1,671.12	-1.37
5890-9999	TOTAL OTHER INCOME	6,775.48	16.52	18,408.84	15.07
5990-9999	TOTAL REVENUE	199,910.15	487.47	558,615.87	457.26
6000-0000	OPERATING EXPENSES				
6100-0000	PAYROLL EXPENSE				
6110-0000	Management Salaries	11,401.41	27.80	27,141.07	22.22
6120-0000	Maintenance Salaries	12,734.19	31.05	29,116.97	23.83
6150-0000	Temporary Help	2,420.40	5.90	2,420.40	1.98
6160-0000	Payroll Taxes	1,861.51	4.54	4,463.73	3.65
6165-0000	Medical Plan Contributions	630.00	1.54	1,844.10	1.51
6185-0000	Employee Retirement Plan	135.52	0.33	340.12	0.28
6190-0000	Workers Comp Insurance	396.80	0.97	1,083.17	0.89

The Residences at Diamond Ridge (p93)

Income Statement

Period = Dec 2020

Book = Accrual ; Tree = cf_custom

		Period to Date	%	Year to Date	%
6190-9999	TOTAL PAYROLL EXPENSE	29,579.83	72.13	66,409.56	54.36
6300-0000	Management Fees				
6310-0000	Management Fees	8,107.42	19.77	14,533.87	11.90
6320-0000	Asset Management Fees	-8,522.26	-20.78	0.00	0.00
6390-9999	TOTAL MANAGEMENT FEES	-414.84	-1.01	14,533.87	11.90
6400-0000	GENERAL AND ADMINISTRATIVE				
6410-0000	Payroll Fees	146.41	0.36	343.70	0.28
6430-0000	Bank Fees	803.68	1.96	2,622.81	2.15
6440-0000	Resident Leasing and Screening Costs	422.66	1.03	520.41	0.43
6441-0000	Associate New Hire Cost	111.50	0.27	964.89	0.79
6450-0000	Legal and Other Prof Fees	4,012.17	9.78	9,684.46	7.93
6510-0000	Office Supplies & Expenses	-626.17	-1.53	0.00	0.00
6525-0000	Computer/Copier Svc & Software	1,834.54	4.47	3,854.54	3.16
6535-0000	Office Equipment and Furniture	29.00	0.07	599.00	0.49
6540-0000	Postage Shipping	0.55	0.00	41.20	0.03
6550-0000	Telephone	1,757.62	4.29	2,488.86	2.04
6560-0000	Dues and Subscriptions	-64.95	-0.16	-64.95	-0.05
6565-0000	Education/Seminar Expense	0.00	0.00	85.00	0.07
6570-0000	Travel Expense	-6,857.13	-16.72	868.25	0.71
6570-1000	Meals	-788.91	-1.92	219.87	0.18
6580-0000	Legal and Court Costs	7,812.00	19.05	8,383.00	6.86
6590-9999	TOTAL G AND A EXPENSE	8,592.97	20.95	30,611.04	25.06
6700-0000	ADVERTISING AND MARKETING				
6720-0000	Internet Advertising	1,738.50	4.24	14,698.05	12.03
6780-0000	Resident Relations/Events	0.00	0.00	214.56	0.18
6784-0000	Model Apartment	1,320.00	3.22	3,129.68	2.56
6790-9999	TOTAL ADVERTISING AND MARKETING	3,058.50	7.46	18,042.29	14.77
6795-0000	Tenant Relations				
6795-2000	Resident Coffee Service	4.26	0.01	74.52	0.06
6795-9999	TOTAL TENANT RELATIONS	4.26	0.01	74.52	0.06
6800-0000	Turnover COSTS				
6810-0000	Blinds	948.24	2.31	1,764.29	1.44
6820-0000	Paint/wallpaper Contract Labor	3,905.00	9.52	5,265.00	4.31
6830-0000	Paint Supplies	1,611.91	3.93	1,667.95	1.37
6840-0000	Carpet Cleaning	0.00	0.00	110.00	0.09
6850-0000	Cleaning Turnover	1,065.00	2.60	1,350.00	1.11
6890-9999	TOTAL TURNOVER COSTS	7,530.15	18.36	10,157.24	8.31
6900-0000	Grounds and Landscaping				
6910-0000	Grounds Contract	2,189.00	5.34	6,567.00	5.38
6920-0000	Grounds Repairs & Maintenance	185.02	0.45	185.02	0.15
6930-0000	Grounds Seasonal/Planting Exp	0.00	0.00	1,141.13	0.93
6990-9999	TOTAL GROUNDS AND LANDSCAPING	2,374.02	5.79	7,893.15	6.46
7100-0000	UTILITIES				

The Residences at Diamond Ridge (p93)
# Income Statement
Period = Dec 2020
Book = Accrual ; Tree = cf_custom

		Period to Date	%	Year to Date	%
7105-0000	Electric Common Area	2,552.73	6.22	5,074.61	4.15
7110-0000	Electric Vacant Units	546.05	1.33	2,011.70	1.65
7125-0000	Utility Billing Expense	1,114.25	2.72	1,747.70	1.43
7130-0000	Water Sewer Expense	7,043.67	17.18	21,963.53	17.98
7135-0000	Submetered Water Collections	-7,536.11	-18.38	-22,034.02	-18.04
7170-0000	Trash Removal	6,654.36	16.23	17,048.58	13.96
7190-0000	Other Utilities	0.00	0.00	100.00	0.08
7190-9999	TOTAL UTILITIES	10,374.95	25.30	25,912.10	21.21
7200-0000	TAXES AND INSURANCE				
7210-0000	Real Estate Taxes	10,047.23	24.50	27,224.74	22.29
7220-0000	Property Insurance	9,091.98	22.17	24,026.72	19.67
7290-9999	TOTAL TAXES AND INSURANCE	19,139.21	46.67	51,251.46	41.95
7300-0000	RECOVERABLE REPLACEMENTS				
7325-5000	Small Appliance Non-Replacement	0.00	0.00	141.22	0.12
7336-0000	Tile Replacement	170.50	0.42	170.50	0.14
7390-9999	TOTAL RECOVERABLE REPLACEMENTS	170.50	0.42	311.72	0.26
7400-0000	REPLACEMENTS				
7425-0000	Appliance Supplies	257.63	0.63	479.40	0.39
7426-0000	Kitchen/Bath Wall Retexturizing	0.00	0.00	400.00	0.33
7426-5000	Vanity/Tub Replace/Resurface	-2,984.71	-7.28	265.29	0.22
7427-0000	Counter/Cabinet Replace/Resurface	1,000.00	2.44	1,650.00	1.35
7430-0000	Asphalt/Parking Lot Repairs	185.02	0.45	185.02	0.15
7455-0000	Sec 504/ADA Items	64.19	0.16	64.19	0.05
7470-0000	Other Interior Repairs	180.00	0.44	320.00	0.26
7490-0000	Door Replacement	119.02	0.29	119.02	0.10
7490-9999	TOTAL REPLACEMENTS	-1,178.85	-2.87	3,482.92	2.85
7500-0000	REPAIRS AND MAINTENANCE				
7511-0000	Cleaning Labor/Contract	-550.00	-1.34	890.00	0.73
7512-0000	Cleaning Supplies	495.86	1.21	699.11	0.57
7525-0000	Electrical Supplies	921.72	2.25	963.39	0.79
7525-1000	Lighting Fixtures and Supplies	417.06	1.02	587.93	0.48
7526-0000	Electrical Contract Labor	-1,341.57	-3.27	0.00	0.00
7550-0000	Fire Extinguisher	-1,638.64	-4.00	428.33	0.35
7560-0000	Maintenance Travel	199.53	0.49	398.48	0.33
7565-0000	Uniforms	303.39	0.74	303.39	0.25
7575-0000	Gen Maint Supplies	2,207.98	5.38	2,432.00	1.99
7590-0000	HVAC Repairs	96.30	0.23	444.05	0.36
7595-0000	HVAC Supplies	284.31	0.69	795.41	0.65
7615-0000	Key and Lock Supplies	1,265.17	3.08	1,688.65	1.38
7680-0000	Pest Control Contract Svc	425.00	1.04	1,267.80	1.04
7685-0000	Pest Control Supplies	31.32	0.08	77.32	0.06
7690-1000	Plumbing Contract Work	2,054.01	5.01	2,454.01	2.01
7695-0000	Plumbing Supplies	3,189.40	7.78	3,275.98	2.68
7740-0000	Security Service	6,837.38	16.67	26,133.29	21.39
7750-0000	Signage Repairs & Expense	1,023.32	2.50	1,091.63	0.89
7790-0000	Gen Maintenance Equipment	157.23	0.38	157.23	0.13
7791-0000	Building Contract Labor	400.00	0.98	400.00	0.33
7845-0000	Door Supplies	143.92	0.35	227.34	0.19

The Residences at Diamond Ridge (p93)

Income Statement

Period = Dec 2020

Book = Accrual ; Tree = cf_custom

		Period to Date	%	Year to Date	%
7890-9999	TOTAL REPAIRS AND MAINTENANCE	16,922.69	41.26	44,715.34	36.60
7990-9999	TOTAL OPERATING EXPENSES	96,153.39	234.46	273,395.21	223.79
7999-9999	NET OPERATING INCOME	103,756.76	253.00	285,220.66	233.47
8200-0001	OWNER EXPENSE				
8210-0000	Owner Expenses	11,759.55	28.67	11,759.55	9.63
8580-0000	Professional Fees Other	3,000.00	7.32	3,000.00	2.46
8540-0000	Organization/Start Up costs	0.00	0.00	34,149.12	27.95
8290-9999	TOTAL OWNER EXPENSE	14,759.55	35.99	48,908.67	40.03
8400-0000	DEPRECIATION EXPENSE				
8410-0000	Depreciation	99,438.83	242.47	269,447.16	220.56
8450-0000	Amortization	396.82	0.97	1,009.67	0.83
8490-9999	TOTAL DEPRECIATION EXPENSE	99,835.65	243.44	270,456.83	221.38
8500-0000	DEBT SERVICE				
8510-0000	1st Mortgage Interest	30,171.56	73.57	81,805.22	66.96
8530-0000	Interest Paid to Affilitates	0.00	0.00	6,215.75	5.09
8590-9999	TOTAL DEBT SERVICE	30,171.56	73.57	88,020.97	72.05
8999-9999	TOTAL NET INCOME	-41,010.00	-100.00	-122,165.81	-100.00
	ADJUSTMENTS				
	Deduct Replacement Reserve Add	-9,451.03	-23.05	-9,451.03	-7.74
	Deduct Principal Payments	0.00	0.00	12,950,000.00	10,600.35
	Add Back Depreciation	99,438.83	242.47	269,447.16	220.56
	Add Back Amortization	396.82	0.97	1,009.67	0.83
	TOTAL ADJUSTMENTS	90,384.62	220.40	13,211,005.80	10,814.00
	CASH FLOW	49,374.62	120.40	13,088,839.99	10,714.00
	Memo Items				
3400-0000	Owner Partners Distributions	-4,635.60	-11.30	-6,799.99	-5.57
	Total Memo Items	-4,635.60	-11.30	-6,799.99	-5.57

DeRosa Capital 11 LLC

(a North Carolina Limited Liability Company)

Unaudited Financial Statements

As of July 10, 2020 (Inception)

Reviewed by:

TaxDrop

TaxDrop LLC
A New Jersey CPA Company

Financial Statements

DeRosa Capital 11 LLC

Table of Contents

Independent Accountant's Review Report — FS-3

Financial Statements and Supplementary Notes

Balance Sheet as of July 10, 2020 (Inception) — FS-5

Income Statement for July 10, 2020 (Inception) — FS-6

Statement of Changes in Shareholders' Equity for July 10, 2020 (Inception) — FS-7

Statement of Cash Flows for July 10, 2020 (Inception) — FS-8

Notes and Additional Disclosures to the Financial Statements as of July 10, 2020 (Inception) — FS-9



CPA & Advisor

INDEPENDENT ACCOUNTANT'S REVIEW REPORT

December 23, 2020

To: Board of Directors of DeRosa Capital 11 LLC
        Attn: Matthew Faircloth, General Manager

Re: 2020 Financial Statement Review
        DeRosa Capital 11 LLC

We have reviewed the accompanying financial statements of DeRosa Capital 11 LLC (the "Company"), which comprise the balance sheet as of July 10, 2020 (Inception) and the related statements of income, equity, and cash flows for the date then ended, and the related notes to the financial statements. A review includes primarily applying analytical procedures to management's financial data and making inquiries of company management. A review is substantially limited in scope compared to an audit, the objective of which is the expression of an opinion regarding the financial statements as a whole. Accordingly, we do not express such an opinion.

Management's Responsibility for the Financial Statements

Management is responsible for the preparation and fair presentation of these financial statements in accordance with accounting principles generally accepted in the United States of America; this includes the design, implementation, and maintenance of internal control relevant to the preparation and fair presentation of financial statements that are free from material misstatement whether due to fraud or error.

Accountant's Responsibility

Our responsibility is to conduct the review engagement in accordance with Statements on Standards for Accounting and Review Services promulgated by the Accounting and Review Services Committee of the AICPA. Those standards require us to perform procedures to obtain limited assurance as a basis for reporting whether we are aware of any material modifications that should be made to the financial statements for them to be in accordance with accounting principles generally accepted in the United States of America. We believe that the results of our procedures provide a reasonable basis for our conclusion.

Accountant's Conclusion

Based on our review, we are not aware of any material modifications that should be made to the accompanying financial statements for them to be in accordance with accounting principles generally accepted in the United States of America.

Going Concern

As discussed in the Notes and Additional Disclosures, certain conditions indicate the Company may be unable to continue as a going concern. The accompanying financial statements do not include any adjustments that might be necessary should the Company be unable to continue as a going concern. Our conclusion is not modified with respect to that matter.

Sincerely,

TaxDrop

TaxDrop LLC
A New Jersey CPA Company

DEROSA GROUP 11 LLC
BALANCE SHEET
July 10, 2020 (Inception) through July 10, 2020
(Unaudited)

ASSETS

Total Assets	$	0

LIABILITIES AND STOCKHOLDERS' EQUITY

Total Liabilities	$	0

STOCKHOLDERS' EQUITY

Members Equity	0
Retained earnings	0
Total Stockholders' Equity	0
Total Liabilities and Stockholders' Equity	$ 0

The accompanying notes are an integral part of these financial statements.

DEROSA CAPITAL 11 LLC
STATEMENT OF OPERATIONS
July 10, 2020 (Inception) through July 10, 2020
(Unaudited)

Revenues	$	0
Cost of revenues		0
Gross profit (loss)		0
Operating expenses		0
Net Income	$	0

The accompanying notes are an integral part of these financial statements.

DEROSA CAPITAL 11 LLC
STATEMENT OF STOCKHOLDERS' EQUITY
July 10, 2020 (Inception) through July 10, 2020
(Unaudited)

	Members' Equity	Retained Earnings	Total Stockholders' Equity
Balance as of July 10, 2020	$0	$0	$0

DEROSA CAPITAL 11 LLC
STATEMENT OF CASH FLOWS
July 10, 2020 (Inception) through July 10, 2020
(Unaudited)

Cash Flow from Operating Activities		
Net Income (Loss)	$	0
Net cash used in operating activities		0
Cash Flow from Investing Activities		
Net change in cash from investing activities		0
Cash Flow from Financing Activities		
Net change in cash from financing activities		0
Net change in cash and cash equivalents		0
Cash and cash equivalents at beginning of period		0
Cash and cash equivalents at end of period	$	0

The accompanying notes are an integral part of these financial statements.

DEROSA CAPITAL 11 LLC
NOTES TO FINANCIAL STATEMENTS
AS OF JULY 10, 2020

NOTE 1 – NATURE OF OPERATIONS

DeRosa Capital 11 LLC (the "Company") (which may be referred to as the "Company", "we," "us," or "our") was registered in North Carolina on July 10, 2020 for the purpose of syndicating the purchase of a multifamily asset named Residences at Diamond Ridge (the "Property"), a 336-unit located in Winston Salem, North Carolina. The Company is managed and owned by DeRosa Capital 11 Management LLC (the "Manager"), a North Carolina limited liability company formed on July 10, 2020.

Since Inception, the Company has relied on contributions from owners to fund its operations. As of December 31, 2019, the Company has a limited operating history and may likely incur additional losses prior to generating positive retained earnings. These matters raise substantial concern about the Company's ability to continue as a going concern (see Note 7). During the next twelve months, the Company intends to fund its operations with funding from a crowdfunding campaign (see Note 8) as well as additional investments, if and when such can be realized. If the Company cannot secure additional short-term capital, it may cease operations. These financial statements and related notes thereto do not include any adjustments that might result from these uncertainties.

NOTE 2 – SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Basis of Presentation

The accounting and reporting policies of the Company conform to accounting principles generally accepted in the United States of America ("US GAAP"). The accompanying unaudited financial statements do not include all the information and notes required by GAAP for complete financial statements. In the opinion of management, all adjustments considered necessary for the fair presentation of the unaudited financial statements for the years presented have been included.

Use of Estimates

The preparation of financial statements in conformity with accounting principles generally accepted in the United States requires management to make certain estimates and assumptions that affect the amounts reported in the financial statements and footnotes thereto. Actual results could materially differ from these estimates. It is reasonably possible that changes in estimates will occur in the near term.

Significant estimates inherent in the preparation of the accompanying financial statements include valuation of provision for refunds and chargebacks, equity transactions and contingencies.

Risks and Uncertainties

The Company has a limited operating history. The Company's business and operations are sensitive to general business and economic conditions in the United States. A host of factors beyond the Company's control could cause fluctuations in these conditions. Adverse conditions may include recession, downturn or otherwise, local competition or changes in consumer taste. These adverse conditions could affect the Company's financial condition and the results of its operations.

Concentration of Credit Risk

The Company maintains its cash with a major financial institution located in the United States of America, which it believes to be credit worthy. The Federal Deposit Insurance Corporation insures balances up to $250,000. At times, the Company may maintain balances in excess of the federally insured limits.

Cash and Cash Equivalents

The Company considers short-term, highly liquid investment with original maturities of three months or less at the time of purchase to be cash equivalents. Cash consists of funds held in the Company's checking account. As of July 10, 2020, the Company had $0 cash on hand.

Fixed Assets

Property and equipment is recorded at cost. Expenditures for renewals and improvements that significantly add to the productive capacity or extend the useful life of an asset are capitalized. Expenditures for maintenance and repairs are charged to expense. When equipment is retired or sold, the cost and related accumulated depreciation are eliminated from the accounts and the resultant gain or loss is reflected in income. In accordance with Financial Accounting Standards Board ("FASB") Accounting Standards Codification ("ASC") 350-40, Accounting for Costs of Computer Software Developed or Obtained for Internal Use, the Company has capitalized external direct costs of material and services developed or obtained for software development projects. Amortization for each software project begins when the computer software is ready for its intended use.

Depreciation is provided using the straight-line method, based on useful lives of the assets which range from three to forty years.

The Company reviews the carrying value of property and equipment for impairment whenever events and circumstances indicate that the carrying value of an asset may not be recoverable from the estimated future cash flows expected to result from its use and eventual disposition. In cases where undiscounted expected future cash flows are less than the carrying value, an impairment loss is recognized equal to an amount by which the carrying value exceeds the fair value of assets. The factors considered by management in performing this assessment include current operating results, trends and prospects, the manner in which the property is used, and the effects of obsolescence, demand, competition, and other economic factors. Based on this assessment there was no impairment as of July 10, 2020, as there were no fixed assets as of July 10, 2020.

Fair Value Measurements

Generally accepted accounting principles define fair value as the price that would be received to sell an asset or be paid to transfer a liability in an orderly transaction between market participants at the measurement date (exit price) and such principles also establish a fair value hierarchy that prioritizes the inputs used to measure fair value using the following definitions (from highest to lowest priority):
- Level 1 – Unadjusted quoted prices in active markets that are accessible at the measurement date for identical, unrestricted assets or liabilities.
- Level 2 – Observable inputs other than quoted prices included within Level 1 that are observable for the asset or liability, either directly or indirectly, including quoted prices for similar assets and liabilities in active markets; quoted prices for identical or similar assets and liabilities in markets that are not active; or other inputs that are observable or can be corroborated by observable market data by correlation or other means.
- Level 3 – Prices or valuation techniques requiring inputs that are both significant to the fair value measurement and unobservable.

Income Taxes

The Company is a limited liability company. Accordingly, under the Internal Revenue Code, all taxable income or loss flows through to its members. Therefore, no provision for income tax has been recorded in the financial statements. Income from the Company is reported and taxed to the members on their individual tax returns.

The Company complies with FASB ASC 740 for accounting for uncertainty in income taxes recognized in a company's consolidated financial statements, which prescribes a recognition threshold and measurement process for financial statement recognition and measurement of a tax position taken or expected to be taken in a tax return. For those benefits to be recognized, a tax position must be more-likely-than-not to be sustained upon examination by taxing authorities. FASB ASC 740 also provides guidance on derecognition, classification, interest and penalties, accounting in interim periods, disclosure and transition. Based on the Company's evaluation, it has been concluded that there are no significant uncertain tax positions requiring recognition in the Company's consolidated financial statements. The Company believes that its income tax positions would be sustained on audit and does not anticipate any adjustments that would result in a material change to its financial position.

The Company may in the future become subject to federal, state and local income taxation though it has not been since its inception. The Company is not presently subject to any income tax audit in any taxing jurisdiction.

Revenue Recognition

Effective January 1, 2019, the Company adopted Accounting Standards Codification 606, Revenue from Contracts with Customers ("ASC 606"). Revenue is recognized when performance obligations under the terms of the contracts with our customers are satisfied. Prior to the adoption of ASC 606, we recognized revenue when persuasive evidence of an arrangement existed, delivery of products had occurred, the sales price was fixed or determinable and collectability was reasonably assured. The Company generates revenues by growing and selling organic, kosher, non-GMO produce. The Company's payments are generally collected upfront. For the date of inception on July 10, 2020, the Company recognized $0 in revenue and is currently pre-revenue.

Accounts Receivable

Trade receivables due from customers are uncollateralized customer obligations due under normal trade terms requiring payment within 30 days from the invoice date. Trade receivables are stated at the amount billed to the customer. Payments of trade receivables are allocated to the specific invoices identified on the customer's remittance advice or, if unspecified, are applied to the earliest unpaid invoices. As of July 10, 2020, the company had $0 in accounts receivable.

The Company estimates an allowance for doubtful accounts based upon an evaluation of the current status of receivables, historical experience, and other factors as necessary. It is reasonably possible that the Company's estimate of the allowance for doubtful accounts will change.

Advertising

The Company expenses advertising costs as they are incurred.

Recent Accounting Pronouncements

In February 2019, FASB issued ASU No. 2019-02, Leases, that requires organizations that lease assets, referred to as "lessees", to recognize on the balance sheet the assets and liabilities for the rights and obligations created by those leases with lease terms of more than 12 months. ASU 2019-02 will also require disclosures to help investors and other financial statement users better understand the amount, timing, and uncertainty of cash flows arising from leases and will include qualitative and quantitative requirements. The new standard for nonpublic entities will be effective for fiscal years beginning after December 15, 2020, and interim periods within those fiscal years, and early application is permitted. We are currently evaluating the effect that the updated standard will have on the financial statements and related disclosures.

In June 2018, FASB amended ASU No. 2018-07, Compensation – Stock Compensation, to expand the scope of Topic 718, Compensation – Stock Compensation, to include share-based payment transactions for acquiring goods and services from nonemployees. The new standard for nonpublic entities will be effective for fiscal years beginning after December 15, 2019, and interim periods within fiscal years beginning after December 15, 2020, and early application is permitted. We are currently evaluating the effect that the updated standard will have on the financial statements and related disclosures.

In August 2018, amendments to existing accounting guidance were issued through Accounting Standards Update 2018-15 to clarify the accounting for implementation costs for cloud computing arrangements. The amendments specify that existing guidance for capitalizing implementation costs incurred to develop or obtain internal-use software also applies to implementation costs incurred in a hosting arrangement that is a service contract. The guidance is effective for fiscal years beginning after December 15, 2020, and interim periods within fiscal years beginning after December 15, 2021, and early application is permitted. We are currently evaluating the effect that the updated standard will have on the financial statements and related disclosures.

The FASB issues ASUs to amend the authoritative literature in ASC. There have been a number of ASUs to date, including those above, that amend the original text of ASC. Management believes that those issued to date either (i) provide supplemental guidance, (ii) are technical corrections, (iii) are not applicable to us or (iv) are not expected to have a significant impact our financial statements.

NOTE 3 – INCOME TAX PROVISION

The Company will file its income tax return for the period ended December 31, 2020 in 2021, which will remain subject to examination by the Internal Revenue Service under the statute of limitations for a period of three years from the date it is filed.

NOTE 4 – COMMITMENTS AND CONTINGENCIES

The Company is not currently involved with and does not know of any pending or threatening litigation against the Company.

Related Party Activity

The Company anticipates paying the Manager an owner fee, reimbursement for expenses, and distributions in dividends on a regular basis.

NOTE 5 – GOING CONCERN

These financial statements are prepared on a going concern basis. The Company began operations in 2020. The Company's ability to continue is dependent upon management's plan to raise additional funds and achieve profitable operations. The financial statements do not include any adjustments that might be necessary if the Company is not able to continue as a going concern.

NOTE 6 – SUBSEQUENT EVENTS

Member Units Issued

Following the formation of the Company on July 10, 2020, its Manager raised $9 MM in equity (see table below) and $12.95 MM in commercial mortgage debt prior to closing.

Property Purchase

The Property was purchased on October 9, 2020 for a price of $18.5 MM. The property is professionally managed by Carlisle Residential Properties (the "PM"), a third party, headquartered in Greensboro, NC. Carlisle will be managing the day-to-day operations of the property, capital improvements, and accounting and financial reporting. Equity fund raising will continue until $11.8 MM in equity is raised to complete the planned capital improvements and increase in capitalized value.

Equity Capitalization as of December 1, 2020

Below is the current status of equity fund raising. Initial Share Price is $1,000 per share for both Class A and B shares. The Class A offering offers members an 8% annual preferred return paid monthly with no equity interest. The Class B offering offers members a 6% preferred return and 70% equity in exchange for $9.8 MM in contributions.

Category	As of 12/21/2020 Balance	Shares	% of Total	% of Class
Class A Funding				
Sold	1,210,000.00	1,210	10%	61%
Unsold	790,000.00	790	7%	40%
Total Class A Funding	2,000,000.00	2,000		
Class B Funding				
Sold	7,830,800.00	7,831	66%	80%
Unsold	1,969,200.00	1,969	17%	20%
Total Class B Funding	9,800,000.00	9,800		
Total Equity Stack	11,800,000.00		100%	
Total Equity Raised	9,040,800.00	9,041	77%	
Remaining Equity to Raise	2,759,200.00	2,759	23%	
Total Equity Required	11,800,000.00	11,800	100%	

Anticipated Crowdfunded Offering

The Company is offering (the "Crowdfunded Offering") up to $1,070,000 in membership interests. The Company is attempting to raise a minimum amount of $25,000 in this offering and up to $1,070,000 maximum. The Company must receive commitments from investors totaling the minimum amount by the offering deadline listed in the Form C, as amended in order to receive any funds.

The Crowdfunded Offering is being made through OpenDeal Portal LLC (the "Intermediary" aka "Republic" or "Republic.co"). The Intermediary will be entitled to receive a 4% commission fee and 1% of the securities issued in this offering.

COVID 19

In January 2020, the World Health Organization has declared the outbreak of a novel coronavirus (COVID-19) as a "Public Health Emergency of International Concern," which continues to spread throughout the world and has adversely impacted global commercial activity and contributed to significant declines and volatility in financial markets. The coronavirus outbreak and government responses are creating disruption in global supply chains and adversely impacting many industries. The outbreak could have a continued material adverse impact on economic and market conditions and trigger a period of global economic slowdown. The rapid development and fluidity of this situation precludes any prediction as to the ultimate material adverse impact of the coronavirus outbreak. Nevertheless, the outbreak presents uncertainty and risk with respect to the Company, its performance, and its financial results.

Management's Evaluation

Management has evaluated subsequent events through December 23, 2020, the date the financial statements were available to be issued. Based on this evaluation, no additional material events were identified which require adjustment or disclosure in the financial statements.